As filed with the Securities and Exchange Commission on July , 2019

Registration No. 333-232393

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## Amendment No. 2
## to
# FORM S-1
# REGISTRATION STATEMENT
*Under*
*The Securities Act of 1933*

# Sunnova Energy International Inc.
**(Exact name of Registrant as specified in its charter)**

| Delaware | 4931 | 30-1192746 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |


**20 East Greenway Plaza, Suite 475**
**Houston, Texas 77046**
**(281) 985-9904**
**(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)**

**Walter A. Baker**
**Executive Vice President, General Counsel and Secretary**
**Sunnova Energy International Inc.**
**20 East Greenway Plaza, Suite 475**
**Houston, Texas 77046**
**(281) 985-9904**
**(Name, address, including zip code, and telephone number, including area code, of agent for service)**

*Copies to:*

| Joshua Davidson<br>Travis J. Wofford<br>Baker Botts L.L.P.<br>910 Louisiana Street<br>Houston, TX 77002<br>(713) 229-1234 | David P. Oelman<br>E. Ramey Layne<br>Vinson & Elkins L.L.P.<br>1001 Fannin Street<br>Houston, TX 77002<br>(713) 758-2222 |
|---|---|


**Approximate date of commencement of proposed sale to the public**: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☒ |

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

**CALCULATION OF REGISTRATION FEE**

| Title of each Class of Securities to be Registered | Shares to be Registered(1) | Proposed Maximum Aggregate Offering Price Per Share(2) | Maximum Aggregate Offering Price(1)(2) | Amount of Registration Fee(3) |
|---|---|---|---|---|
| Common Stock, $0.0001 par share . . . . . . . . . . . . . . . . . . . . . . | 20,909,091 | $18.00 | $376,363,638 | $45,616 |

(1) Includes an additional 2,727,273 shares of our common stock that the underwriters have the option to purchase.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended.
(3) The registrant previously paid $12,120 of this amount in connection with a prior filing of this registration statement.

**The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.**

Subject to Completion. Dated July___, 2019.

# Shares of Common Stock

**sunnova™**

This is an initial public offering of 18,181,818 shares of common stock of Sunnova Energy International Inc.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock is expected to be between $15.00 and $18.00 per share. We have been approved to list our common stock on The New York Stock Exchange (the "NYSE") under the symbol "NOVA," subject to official notice of issuance.

To the extent that the underwriters sell more than 18,181,818 shares of common stock, we have granted the underwriters a 30-day option to purchase up to an additional 2,727,273 shares from us at the public offering price less underwriting discounts and commissions.

We are an "emerging growth company" as defined under the federal securities laws and, as such, are subject to reduced public company reporting requirements.

**See "*Risk Factors*" beginning on page 18 to read about risks you should consider before buying shares of our common stock.**

**Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

|  | Price to Public | Underwriting Discounts and Commissions(1) | Proceeds to Issuer |
|---|---|---|---|
| Per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | $ | $ |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | $ | $ |

(1)  See the section titled "*Underwriting*" for additional information regarding compensation payable to the underwriters.

The underwriters have reserved up to 909,091 shares of common stock, or 5% of the shares offered by this prospectus, for sale at the initial public offering price in a directed share program, to our directors, officers, employees and certain other persons associated with us. See the section titled "*Underwriting*."

The underwriters expect to deliver the shares of common stock against payment therefor on or about  , 2019.

**BofA Merrill Lynch**          **J.P. Morgan**          **Goldman Sachs & Co. LLC**

**Credit Suisse**

**KeyBanc Capital Markets**          **Baird**          **Roth Capital Partners**

The date of this prospectus is            , 2019

**TABLE OF CONTENTS**

We have not, and the underwriters have not, authorized anyone to provide any information or
make any representations other than those contained in this prospectus or in any free writing prospectus
prepared by or on behalf of us. We and the underwriters take no responsibility for, and can provide no
assurance as to the reliability of, any other information that others may give you. We are offering to sell,
and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions
where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of
this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside of the United States: Neither we nor any of the underwriters have done anything
that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for
that purpose is required, other than in the United States. Persons outside the United States who come into
possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering
and the distribution of this prospectus outside of the United States.

This prospectus contains forward-looking statements that are subject to a number of risks and
uncertainties, many of which are beyond our control. Please read "*Risk Factors*" and "*Cautionary Language
Regarding Forward-Looking Statements*."

# PROSPECTUS SUMMARY

*This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Sunnova Energy Corporation, our accounting predecessor, and the related notes included elsewhere in this prospectus, before making an investment decision. The information presented in this prospectus assumes (i) a public offering price of $16.50 per share of common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of common stock. Unless the context otherwise requires, the terms "Registrant," "Sunnova," "the company," "we," "us" and "our" in this prospectus refer to (i) Sunnova Energy Corporation and its consolidated subsidiaries when used in a historical context for any period presented and (ii) Sunnova Energy International Inc. and its consolidated subsidiaries after giving effect to the transactions described under "Corporate Reorganization."*

## Sunnova Energy International Inc.

### Our Business

We are a leading residential solar and energy storage service provider, serving more than 63,000 customers in more than 20 U.S. states and territories. Our goal is to be a leading provider of clean, affordable and reliable energy for consumers, and we operate with a simple mission: to power energy independence. We were founded to deliver customers a better energy service at a better price, and through our solar and solar plus energy storage service offerings we are disrupting the traditional energy landscape and the way the 21st century customer generates and consumes electricity.

We have a differentiated residential solar dealer model in which we work hand-in-hand with local dealers who originate, design and install our customers' solar energy and energy storage systems on our behalf. Our unique focus on our dealer model enables us to leverage our dealers' specialized knowledge, connections and experience in local markets to drive customer origination while providing our dealers with access to high quality products and technical oversight and expertise. This structure provides operational flexibility and lower fixed costs relative to our peers, furthering our competitive advantage.

We offer customers products to power their homes with affordable solar energy. We are able to offer savings to our solar-only customers compared to utility-based retail rates with little to no up-front expense to the customer, and we are able to provide energy resiliency and reliability to our solar plus energy storage customers. Our solar service agreements take the form of a lease, power purchase agreement (a "PPA") or loan. The initial term of our solar service agreements is typically 25 years, or in the case of standalone energy storage services, 10 years. Service is an integral part of our agreements and includes operations and maintenance, monitoring, repairs and replacements, equipment upgrades, onsite power optimization for the customer (for both supply and demand), the ability to efficiently switch power sources among the solar panel, grid and battery, as appropriate, and diagnostics. During the life of the contract we have the opportunity to integrate related and evolving home servicing and monitoring technologies to upgrade the flexibility and reduce the cost of our customers' energy supply.

In addition to providing ongoing service as a standard component of our solar service agreements, we also offer ongoing energy services to customers who purchased their solar energy system through unaffiliated third parties. Under these arrangements, we agree to provide such monitoring, maintenance and repair services to

1

- **Local dealer model provides operational flexibility and lower fixed costs.** We believe our network of more than 75 local, independent dealers as of March 31, 2019 provides us with competitive advantages in originating new customer contracts and servicing systems. Our dealer model facilitates our entry into new markets by enabling us to develop relationships with existing local businesses and leveraging their local knowledge and sourcing new sales leads. Similarly, we can quickly refocus our origination efforts and capital deployment strategy to different markets in response to changing dynamics and regulatory developments. We believe our differentiated dealer model enables us to have lower fixed costs and reduced fixed overhead expenses relative to our peers who bear the burden of local market origination, as well as sales, marketing and installation costs, although use of our dealer model means we do not have direct control over certain costs related to our business.

- **Mutually beneficial partnership with our dealers.** Attracting the best dealers in the business to partner with us has been one of our principal goals since we began operating. We have successfully developed and built our dealer network by offering a compelling value proposition. We have a suite of branding, marketing and technology tools and products to support our dealers' origination efforts at attractive unit economics. In turn, our dealers benefit from being able to sell a Sunnova-branded solar service agreement that is backed by our best-in-class customer service and proven financing track record. We also have multi-year exclusivity arrangements with several key dealers, under which these dealers will generally not sell solar energy systems for any other company. For certain other dealers, substantially all of the solar service agreements originated by such dealers are Sunnova agreements, although they are under no exclusivity arrangement. We instill trust in our dealers and do not compete with them in their local markets.

- **Stable and diversified business model.** Our business model is underpinned by contracted cash flows, geographic diversification and proven technology. Our assets are supported by long-term contracted cash flows, with most of our solar service agreements having an initial term of 25 years and in some cases a 10-year renewal option. Our stringent customer credit approval policies have resulted in limited defaults in customer payments on our solar service agreements. As of March 31, 2019, our customers had, at the time of signing the solar service agreement, an average FICO score of 737. In addition, we believe our diversification across geographies and equipment manufacturers contributes to the overall stability of our business. As of March 31, 2019, approximately 29%, 26% and 14% of our solar energy systems were located in New Jersey, California, and Puerto Rico, respectively, with our total reach spanning more than 20 U.S. states and territories, reducing the adverse impact on our business of adverse climate, regulatory or economic conditions in any one jurisdiction. Additionally, we have a broad range of suppliers for our solar energy and energy storage system components, which tends to reduce warranty concentration and component and supply risk.

- **Demonstrated access to diversified funding sources.** We have financed the capital investment required for solar energy system and energy storage system installations from a broad range of sources and investors, including large institutional investors, private equity sponsors and limited foreign investment. Our relationships with, and access to, these investors have allowed us to raise more than $4.0 billion of committed capital since our inception in indebtedness, tax equity and preferred equity. Our diversified access to capital and long-term relationships with multiple funding sources have enabled us to retain significant assets on our balance sheet, without the need to sell assets to raise cash. We believe that our strong balance sheet and access to capital provides us with a competitive advantage. However, we may not be able to access sources of capital due to general market conditions, market perception of our business or the renewable energy industry as a whole.

Energy International Inc., holding the same proportional equity interests as immediately prior to the Merger, and Sunnova Energy Corporation will become a direct, wholly-owned subsidiary of Sunnova Energy International Inc.

We will consummate a 1 for 2.333 reverse stock split of our issued and outstanding common stock (the "Reverse Stock Split") effective immediately prior to the consummation of this offering.

Additionally, in connection with the offering, our Series A common stock will be redesignated as our common stock and all 23,870 shares of our Series B common stock (giving effect to the Reverse Stock Split) will convert into 23,870 shares of our common stock (the "Common Stock Conversion").

Furthermore, we expect that, immediately prior to or contemporaneously with the completion of this offering:

- Energy Capital Partners, as the holder of a $15.0 million subordinated convertible note due December 31, 2019 (the "2019 subordinated convertible note"), will exercise its right to convert the principal amount of the 2019 subordinated convertible note plus any accrued and unpaid interest as of the date of conversion into approximately 3,313,833 shares of Series A convertible preferred stock, and

- a $15.0 million subordinated convertible note due September 30, 2021 (the "2021 subordinated convertible note" and, together with the 2019 subordinated convertible note, the "subordinated convertible notes"), which we issued in June 2019 (the "Subordinated Convertible Note Issuance") to Energy Capital Partners and other investors, plus any accrued and unpaid interest as of the date of conversion, will automatically convert immediately prior to the offering into approximately 2,609,503 shares of Series C convertible preferred stock,

which Series A convertible preferred stock and Series C convertible preferred stock will in turn, collectively, convert into shares of common stock in the Preferred Stock Conversions (as defined below) (collectively, the "Subordinated Convertible Note Conversion"). For more information on the subordinated convertible notes, please read "*Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Financing Arrangements—Convertible Notes*."

Furthermore, immediately prior to or contemporaneously with the completion of this offering, approximately 108,133,492 shares of our Series A convertible preferred stock and approximately 32,954,330 shares of our Series C convertible preferred stock, which represent all of the outstanding shares of our Series A convertible preferred stock and Series C convertible preferred stock (giving effect to the Subordinated Convertible Note Conversion), will convert into approximately 60,474,816 shares of our common stock pursuant to the terms of our existing amended and restated certificate of incorporation (the "Preferred Stock Conversion" and, collectively with the Common Stock Conversion, the "Capital Stock Conversions"). We refer to these transactions, collectively with the Reverse Stock Split and the Merger, as the "Corporate Reorganization." For more information on the Corporate Reorganization, please read "*Corporate Reorganization*."

In addition, immediately following the completion of this offering, we intend to use a portion of the net proceeds to us from this offering to redeem our senior convertible notes due March 2021 (the "senior convertible notes"), of which $45.4 million aggregate principal amount was outstanding as of June 30, 2019 (the "Senior Convertible Notes Redemption" and together with the Corporate Reorganization, the Subordinated Notes Issuance and the Subordinated Notes Conversion, the "Recapitalization Transactions"). We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million based on the midpoint of the price range set forth on the cover of this prospectus) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption. For

more information on the senior convertible notes, please read "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements—Convertible Notes*."

The following charts summarize our organizational structure and equity ownership immediately prior to and immediately following the consummation of this offering. These charts are provided for illustrative purposes only and do not represent all legal entities affiliated with, or obligations of, our company.

**Prior to the Offering and the Recapitalization Transactions**



Energy Capital Partners
Common and Preferred Stock
Other Existing Stockholders
Common and Preferred Stock
55.49%
44.51%
Sunnova Energy Corporation
Subsidiaries
Sunnova Energy International Inc.
Sunnova Merger Sub Inc.

**Following the Offering and the Recapitalization Transactions**



Public Stockholders Common Stock
Energy Capital Partners Common Stock
Other Existing Stockholders Common Stock
20.83%
43.93%
35.24%
Sunnova Energy International Inc. (NYSE: "NOVA")
Sunnova Energy Corporation
Subsidiaries


## Emerging Growth Company

We are an emerging growth company within the meaning of the Jumpstart Our Business Startups Act, or "JOBS Act." As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments.

We intend to take advantage of these exemptions until we are no longer an emerging growth company. We will cease to be an "emerging growth company" upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more, (ii) the date on which we are deemed to be a "large accelerated filer" as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, and (iv) the last day of the fiscal year following the fifth anniversary of this offering. We are irrevocably opting out of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

See "*Risk Factors—Risks Related to This Offering and Our Common Stock—We are an "emerging growth company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors*," for certain risks related to our status as an emerging growth company.

## THE OFFERING

| | |
|---|---|
| Common stock offered to the public . . . . | 18,181,818 shares (20,909,091 shares, if the underwriters exercise in full their option to purchase additional shares of our common stock). |
| Underwriters' option . . . . . . . . . . . . . . . | We have granted the underwriters a 30-day option to purchase up to 2,727,273 additional shares of our common stock. |
| Common stock to be outstanding immediately after this offering and the Recapitalization Transactions(1) . . . . . | 87,293,232 shares (90,020,505 shares, if the underwriters exercise in full their option to purchase additional shares of our common stock). |
| Use of proceeds . . . . . . . . . . . . . . . . . . . | We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $276.6 million (or approximately $318.9 million if the underwriters exercise in full their option to purchase additional shares of our common stock), based upon the assumed initial public offering price of $16.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. |
| | We intend to use a portion of the net proceeds to us from this offering to redeem all of the senior convertible notes, of which $45.4 million aggregate principal amount was outstanding as of June 30, 2019. We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million based on the midpoint of the price range set forth on the cover of this prospectus) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption. The statements of intent in this prospectus with respect to the redemption of the senior convertible notes do not constitute a notice of redemption under the indenture governing the senior convertible notes. |
| | We intend to use the remaining net proceeds to us from this offering, including upon exercise of the underwriters' option to purchase additional shares, for general corporate purposes, including working capital, capital expenditures and repayment of indebtedness. See the section titled "*Use of Proceeds*" for additional information. |
| Directed share program . . . . . . . . . . . . . | The underwriters have reserved up to 909,091 shares of common stock, or up to 5% of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to our directors, officers, employees and certain other persons associated with us. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares available to the general public. For additional information, see "*Underwriting*." |
| NYSE trading symbol . . . . . . . . . . . . . . . | "NOVA" |

Risk Factors . . . . . . . . . . . . . . . . . . . . .  Please read "*Risk Factors*" for a discussion of risks that you should consider before investing in our common stock.

_____

(1)  Excludes the following:

- 4,315,108 shares of our common stock issuable upon the exercise of outstanding options to purchase shares of our common stock; and

- 5,229,318 shares of our common stock reserved for future issuance under our 2019 Long-Term Incentive Plan, which will become effective prior to the completion of this offering.

Except as otherwise indicated and except as set forth in our historical financial statements included in this prospectus and information derived therefrom, all information in this prospectus assumes:

- the Merger will occur prior to the completion of this offering;

- the 1 for 2.333 Reverse Stock Split will occur prior to the completion of this offering;

- the Subordinated Convertible Note Conversion will occur immediately prior to or contemporaneously with the completion of this offering;

- the Capital Stock Conversions will occur immediately prior to or contemporaneously with the completion of this offering;

- the filing and effectiveness of our new amended and restated certificate of incorporation and the adoption and effectiveness of our new amended and restated bylaws, each of which will occur immediately prior to or contemporaneously with the completion of this offering;

- the Senior Convertible Notes Redemption will occur in full immediately following the completion of this offering;

- no exercise of outstanding stock options subsequent to the date hereof; and

- no exercise by the underwriters of their option to purchase up to 2,727,273 additional shares of our common stock from us.

# SUMMARY CONSOLIDATED FINANCIAL AND OPERATIONAL DATA

Sunnova Energy International Inc. was incorporated on April 1, 2019 and does not have any historical financial results. The following table shows summary historical financial data of our accounting predecessor, Sunnova Energy Corporation.

The following summary consolidated financial data should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and "*Corporate Reorganization*" and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

| | Three Months Ended March 31, | | Year Ended December 31, | |
|---|---|---|---|---|
| | 2019 | 2018 | 2018 | 2017 |
| | (Unaudited) | | | |
| | (in thousands, except share and per share amounts) | | | |
| **Consolidated Statements of Operations Data:** | | | | |
| Revenue | $ 26,715 | $ 19,784 | $ 104,382 | $ 76,856 |
| Operating expenses: | | | | |
| Cost of revenue—depreciation | 9,653 | 7,845 | 34,710 | 25,896 |
| Cost of revenue—other | 652 | 412 | 2,007 | 1,444 |
| Operations and maintenance | 2,254 | 2,340 | 14,035 | 4,994 |
| General and administrative | 18,681 | 16,356 | 67,430 | 54,863 |
| Other operating expense (income) | (18) | (16) | (70) | 14 |
| Total operating expenses, net | 31,222 | 26,937 | 118,112 | 87,211 |
| Operating loss | (4,507) | (7,153) | (13,730) | (10,355) |
| Interest expense, net | 29,167 | 3,790 | 45,132 | 56,650 |
| Interest expense, net—affiliates | 1,822 | 2,493 | 9,548 | 23,177 |
| Other income | — | — | (1) | — |
| Loss before income tax | (35,496) | (13,436) | (68,409) | (90,182) |
| Income tax | — | — | — | — |
| Net loss | (35,496) | (13,436) | (68,409) | (90,182) |
| Net income attributable to redeemable noncontrolling interests | 3,018 | 774 | 5,837 | 903 |
| Net loss attributable to stockholders | $ (38,514) | $ (14,210) | $ (74,246) | $ (91,085) |
| Net loss per share attributable to stockholders—basic and diluted(1) | $ (2.52) | $ (2.07) | $ (6.74) | $ (6.02) |
| Weighted average shares used to compute net loss per share attributable to stockholders—basic and diluted | 20,146,724 | 20,144,224 | 20,144,275 | 20,140,638 |

| | Three Months Ended March 31, | | Year Ended December 31, | |
| --- | --- | --- | --- | --- |
| | 2019 | 2018 | 2018 | 2017 |
| | (Unaudited, in thousands) | | | |
| **Cash Flow Data:** | | | | |
| Net cash used in operating activities | $ (24,430) | $ (19,220) | $ (11,570) | $ (48,967) |
| Net cash used in investing activities | $ (92,680) | $ (84,310) | $(348,849) | $(289,133) |
| Net cash provided by financing activities | $109,351 | $145,791 | $ 365,687 | $ 369,893 |
| **Other Financial Data:(2)** | | | | |
| Adjusted EBITDA | $ 8,068 | $ 4,620 | $ 41,119 | $ 23,404 |
| Interest income from customer notes receivable | $ 2,328 | $ 1,133 | $ 6,147 | $ 3,003 |
| Principal proceeds from customer notes receivable, net of related Easy Own revenue | $ 3,429 | $ 1,349 | $ 6,812 | $ 2,360 |
| Adjusted Operating Cash Flows | $ (18,046) | $ (15,164) | $ 8,416 | $ (44,543) |
| Adjusted Operating Expense | $ 18,647 | $ 15,164 | $ 63,264 | $ 53,452 |
| Adjusted Operating Expense per weighted average customer | $ 301 | $ 317 | $ 1,185 | $ 1,378 |

(1) See Note 15, *Basic and Diluted Net Loss per Share*, to our accounting predecessor's consolidated annual financial statements and Note 13, *Basic and Diluted Net Loss per Share*, to our accounting predecessor's unaudited condensed consolidated financial statements.

(2) Adjusted EBITDA, Adjusted Operating Cash Flows, Adjusted Operating Expense and Adjusted Operating Expense per weighted average customer are not financial measures calculated or presented in accordance with generally accepted accounting principles in the United States ("GAAP"). See "—*Non-GAAP Reconciliation*" for information regarding our use of these non-GAAP financial measures and reconciliations of each such measure to its most directly comparable GAAP equivalent.

| | As of March 31, 2019 | As of December 31, | |
| --- | --- | --- | --- |
| | | 2018 | 2017 |
| | (Unaudited) | (in thousands) | |
| **Consolidated Balance Sheet Data:** | | | |
| Total current assets | $ 85,954 | $ 89,533 | $ 81,277 |
| Property and equipment, net | $1,399,299 | $1,328,457 | $1,113,073 |
| Total assets | $1,769,463 | $1,665,085 | $1,328,788 |
| Long-term debt, net (including current portion) | $1,067,882 | $ 959,895 | $ 831,325 |
| Total liabilities | $1,202,132 | $1,078,286 | $ 919,014 |
| Total stockholders' equity | $ 473,315 | $ 501,119 | $ 371,184 |

**Non-GAAP Reconciliation:**

*Adjusted EBITDA.* We define Adjusted EBITDA as net income/net loss plus net interest expense, depreciation and amortization expense, income tax expense, financing deal costs, disaster losses and related charges, net, legal settlements, and excluding the effect of certain non-recurring items that we do not consider to be indicative of our ongoing operating performance such as, but not limited to, costs of the initial public offering and other non-cash items such as asset retirement obligations ("AROs") accretion expense and non-cash compensation expense.

Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure. We believe that investors and securities analysts also use Adjusted EBITDA in evaluating our operating performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income/ loss. The presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as calculated by other companies.

We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business. Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance-based compensation targets. Adjusted EBITDA should not be considered an alternative to but viewed in conjunction with GAAP results, as we believe it provides a more complete understanding of ongoing business performance and trends than GAAP measures alone. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

| | Three Months Ended March 31, | | Year Ended December 31, | |
|---|---|---|---|---|
| | 2019 | 2018 | 2018 | 2017 |
| | (Unaudited, in thousands except per customer data) | | | |
| **Reconciliation of Net Loss to Adjusted EBITDA:** | | | | |
| Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $(35,496) | $(13,436) | $(68,409) | $(90,182) |
| Interest expense, net . . . . . . . . . . . . . . . . . . . . . . . . | 29,167 | 3,790 | 45,132 | 56,650 |
| Interest expense, net—affiliates . . . . . . . . . . . . . . . | 1,822 | 2,493 | 9,548 | 23,177 |
| Depreciation expense . . . . . . . . . . . . . . . . . . . . . . . . | 11,012 | 8,964 | 39,290 | 29,482 |
| Amortization expense . . . . . . . . . . . . . . . . . . . . . . . | 5 | 33 | 133 | 133 |
| EBITDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,510 | 1,844 | 25,694 | 19,260 |
| Non-cash compensation expense . . . . . . . . . . . . . . . | 387 | 726 | 3,410 | 1,495 |
| Asset retirement obligation accretion expense . . . . . | 313 | 211 | 1,183 | 704 |
| Financing deal costs . . . . . . . . . . . . . . . . . . . . . . . . . | 119 | 1,523 | 1,902 | 336 |
| Disaster losses and related charges, net . . . . . . . . . . . | — | 316 | 8,217 | 1,034 |
| Initial public offering costs . . . . . . . . . . . . . . . . . . . | 739 | — | 563 | — |
| Legal settlements . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 150 | 575 |
| Adjusted EBITDA . . . . . . . . . . . . . . . . . . . . . . | $ 8,068 | $ 4,620 | $ 41,119 | $ 23,404 |

*Adjusted Operating Cash Flow.* We define Adjusted Operating Cash Flow as net cash used in operating activities plus principal proceeds from customer notes receivable and distributions to redeemable noncontrolling interests less payments to dealers for exclusivity and other bonus arrangements and inventory purchases.

Adjusted Operating Cash Flow is a non-GAAP financial measure we use as a liquidity measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of liquidity. The GAAP measure most directly comparable to Adjusted Operating Cash Flow is net cash used in operating activities. We believe Adjusted Operating Cash Flow is a supplemental financial measure useful to management, analysts, investors, lenders and rating agencies as an indicator of our ability to internally fund origination activities, service or incur additional debt and service our contractual obligations. We believe investors and analysts will use Adjusted Operating Cash Flow to evaluate our liquidity and ability to service our contractual obligations. However, Adjusted Operating Cash Flow has limitations as an analytical tool because it does not account for all future expenditures and financial obligations of the business or reflect unforeseen circumstances that may impact our future cash flows, all of which could have a material effect on our financial condition and results from operations. In addition, our calculations of Adjusted Operating Cash Flow are not necessarily comparable to liquidity measures presented by other companies. Investors should not rely on these measures as a substitute for any GAAP measure, including net cash used in operating activities.

| | Three Months Ended March 31, | | Year Ended December 31, | |
| --- | --- | --- | --- | --- |
| | **2019** | **2018** | **2018** | **2017** |
| | (Unaudited, in thousands) | | | |
| **Reconciliation of Net Cash Used in Operating Activities to Adjusted Operating Cash Flows:** | | | | |
| Net cash used in operating activities | $(24,430) | $(19,220) | $(11,570) | $(48,967) |
| Principal proceeds from customer notes receivable | 3,757 | 1,526 | 7,715 | 2,816 |
| Distributions to redeemable noncontrolling interests | (3,652) | (339) | (2,017) | (294) |
| Payments to dealers for exclusivity and other bonus arrangements | 2,000 | — | — | — |
| Inventory purchases | 4,279 | 2,869 | 14,288 | 1,902 |
| Adjusted Operating Cash Flows | $(18,046) | $(15,164) | $ 8,416 | $(44,543) |

*Adjusted Operating Expense.* We define Adjusted Operating Expense as total operating expense less depreciation and amortization expense, non-cash compensation expense, asset retirement obligation accretion expense, financing deal costs, disaster losses and related charges, net, initial public offering costs and legal settlements.

Competition for qualified personnel in our industry has increased substantially, particularly for skilled personnel involved in the installation of solar energy systems. We and our dealers also compete with the homebuilding and construction industries for skilled labor. These industries are cyclical and when participants in these industries seek to hire additional workers, it puts upward pressure on our and our dealers' labor costs. Companies with whom our dealers compete to hire installers may offer compensation or incentive plans that certain installers may view as more favorable. As a result, our dealers may be unable to attract or retain qualified and skilled installation personnel. The further unionization of our industry's labor force or the homebuilding and construction industries' labor forces could also increase our dealers' labor costs. Shortages of skilled labor could significantly delay a project or otherwise increase our dealers' costs. Further, we need to continue to increase the training of our customer service team to provide high-end account management and service to homeowners before, during and following the point of installation of our solar energy systems. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months before a new customer service team member is fully trained and productive at the standards that we have established. If we are unable to hire, develop and retain talented customer service or other personnel, we may not be able to grow our business.

***We need to obtain substantial additional financing arrangements to provide working capital and growth capital, and if financing is not available to us on acceptable terms when needed, our ability to continue to grow our business would be materially adversely impacted.***

Distributed residential solar power is a capital-intensive business that relies heavily on the availability of debt and equity financing sources to fund solar energy system purchase, design, engineering and other capital expenditures. From our inception to June 30, 2019, we have raised over $4.0 billion in indebtedness, tax equity and preferred equity.

Our future success depends on our ability to raise capital from third-party investors and commercial sources, such as banks and other lenders, on competitive terms to help finance the deployment of our solar energy systems. We seek to minimize our cost of capital in order to improve profitability and maintain the price competitiveness of the electricity produced by, the payments for and the cost of our solar energy systems. We rely on access to capital, including through tax equity financing and indebtedness in the form of debt facilities and asset-backed securities, to cover the costs related to bringing our solar energy and energy storage systems in service, although our customers ultimately bear responsibility for those costs pursuant to our solar service agreements.

To meet the capital needs of our growing business, we will need to obtain additional debt or equity financing from current and new investors. If any of our current debt or equity investors decide not to invest in us in the future for any reason, or decide to invest at levels that are inadequate to support our anticipated needs or materially change the terms under which they are willing to provide future financing, we will need to identify new investors and financial institutions to provide financing and negotiate new financing terms. In addition, our ability to obtain additional financing through the asset-backed securities market or other secured debt markets is subject to our having sufficient assets eligible for securitization as well as our ability to obtain appropriate credit ratings. If we are unable to raise additional capital in a timely manner, our ability to meet our capital needs and fund future growth may be limited.

Delays in obtaining financing could cause delays in expansion in existing markets or entering into new markets and hiring additional personnel. Any future delays in capital raising could similarly cause us to delay deployment of a substantial number of solar energy systems for which we have signed solar service agreements with customers. Our future ability to obtain additional financing depends on banks' and other financing sources' continued confidence in our business model and the renewable energy industry as a whole. It could also be impacted by the liquidity needs of such financing sources themselves. We face intense competition from a variety of other companies, technologies and financing structures for such limited investment capital. If we are unable to continue to offer a competitive investment profile, we may lose access to these funds or they may only be available to us on terms that are less favorable than those received by our competitors. For example, if we experience higher customer default rates than we currently experience, it could be more difficult or costly to attract future financing. Any inability to secure financing could lead us to cancel planned installations, impair our ability to accept new customers or increase our borrowing costs, any of which would have a material adverse effect on our business, financial condition and results of operations.

***Our ability to provide our solar service offerings to homeowners on an economically viable basis depends in part on our ability to finance these systems with tax equity investors that depend on particular tax and other benefits.***

Historically, there have been a limited number of investors that generate sufficient profits and possess the requisite financial sophistication to benefit from the tax benefits that our tax equity vehicles provide and a lack of depth in this market may limit our ability to complete such tax equity financing. Potential investors seeking tax-advantaged financing must remain satisfied that the structures we offer qualify for the tax benefits associated with solar energy systems available to these investors, which depends both on the investors' assessment of tax law and the absence of any unfavorable interpretations of that law. Changes in existing law and interpretations by the Internal Revenue Service (the "IRS") and the courts could reduce the willingness of tax equity investors to invest in tax equity vehicles associated with these solar energy system investments or cause these investors to require a larger allocation of customer payments. We are not certain that this type of financing will continue to be available to us, as the legal and regulatory landscape may shift in a manner that reduces or eliminates the attractiveness of such financing opportunities. For example, a step down of Section 48(a) ITC credits is scheduled to occur from 2020 to 2023. Additionally, we may be unable to identify investors that are interested in engaging in this type of financing with us. As of June 30, 2019, we had raised four tax equity vehicles to which investors such as banks and other large financial investors have committed to invest approximately $249.5 million. The undrawn committed capital for these tax equity vehicles as of June 30, 2019 is approximately $43.0 million. We plan to continue to form new tax equity vehicles as long as existing tax law and regulations make such financing attractive. See "*Risks Related to Regulations—Our business currently depends in part on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits or incentives or our ability to monetize them could adversely impact our business*."

The contractual terms in certain of our tax equity vehicle documents impose conditions on our ability to draw on financing commitments from the tax equity investors, including if an event occurs that could reasonably be expected to have a material adverse effect on the tax equity vehicle or on us. The terms and conditions of our tax equity vehicles can vary and may require us to alter our products, services or product mix. If we do not satisfy such conditions due to events related to our business or a specific tax equity vehicle or developments in our industry or otherwise, and as a result we are unable to draw on existing commitments, it could have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition to our inability to draw on the investors' commitments, we may incur financial penalties for non-performance, including delays in the installation process and interconnection to the power grid of solar energy systems and other factors. Based on the terms of the tax equity vehicle agreements, we will either reimburse a portion of the tax equity investor's capital or pay the tax equity investor a non-performance fee.

***Under the terms of certain of our tax equity vehicles, we may be required to make payments to the tax equity investors if certain tax benefits that are allocated to such tax equity investors are not realized as expected. Our financial condition may be adversely impacted if a tax equity vehicle is required to make any tax-related payments.***

Our tax equity vehicles require that, prior to a date which is at least five years after the last project was placed in service, the tax equity investor receives substantially all of the non-cash value attributable to the systems; however, we receive a majority of the cash distributions. In the event the tax equity investor has tax liability as a result of its investment and the cash distributions payable to the tax equity investor are not sufficient to pay such tax liability, the amount of distributions payable to us will be reduced. The amounts of potential tax liability (and the potential for a reduced distribution to us) depend on the tax benefits that accrue to such investors from the tax equity vehicles' activities and may be impacted by changes in tax law.

Additionally, we may have payment obligations to our tax equity investors under indemnity obligations contained in those financings. See "*Risks Related to Taxation—If the IRS makes a determination that the fair market value of our solar energy systems is materially lower than what we have reported in our tax equity vehicles' tax returns, we may have to pay significant amounts to our tax equity vehicles, our tax equity investors and/or the U.S. government. Such determinations could have a material adverse effect on our business and financial condition*" and "*Risks Related to Taxation—If our solar energy systems either cease to be qualifying property or undergo certain changes in ownership within five years of the applicable placed in service date, we may have to pay significant amounts to our tax equity vehicles, our tax equity investors and/or the U.S. government. Such recapture could have a material adverse effect on our business and financial condition*."

Due to uncertainties associated with estimating the timing and amounts of cash distributions and allocations of tax benefits to such investors, we cannot determine the potential impact on our cash flows under current or future arrangements. Any significant reductions in the cash we expect to receive from these structures could adversely affect our financial condition.

***We enter into securitization structures and warehouse financings that may limit our ability to access the cash of our subsidiaries and that include acceleration events that, if triggered, could adversely impact our financial condition.***

Since April 2017, we have pooled and transferred eligible solar energy systems and the related asset receivables into four special purpose entities, which sold solar asset-backed and solar loan-backed notes to institutional investors, the net proceeds of which were distributed to us. We intend to monetize additional solar energy systems in the future through contributions to new special purposes entities for cash. There is a risk that the institutional investors that have purchased the notes issued by these special purpose entities will be unwilling to make further investments in our solar energy systems at attractive prices. Although the creditors of these special purpose entities have no recourse to our other assets except as expressly set forth in the terms of the notes, the special purpose entities are typically required to maintain a liquidity reserve account, a reserve account for inverter replacements as well as, in certain cases, reserve accounts to finance purchase option/withdrawal right exercises or storage system replacement for the benefit of the lenders under the applicable series of notes, each of which are funded from initial deposits or cash flows to the levels specified therein.

The securitization structures and warehouse financings include certain other features designed to protect investors. The primary feature relates to the availability and adequacy of cash flows in the pool of assets to meet contractual requirements, the insufficiency of which triggers an early repayment of the indebtedness. We refer to this as "early amortization", which may be based on, among other things, a debt service coverage ratio falling or remaining below certain levels. In the event of an early amortization, the notes issuer would be required to repay the affected indebtedness using available collections received from the asset pool. An early amortization event would impair our liquidity and may require us to utilize other available contingent liquidity or rely on alternative funding sources, which may not be available at the time. Certain of the securitizations and warehouse financings also contain a "cash trap" feature, which requires excess cash flow to be held in an account based on, among other things, a debt service coverage ratio falling or remaining below certain levels. If the cash trap conditions are not cured within a specified period, then the cash in the cash trap account must be applied to repay the indebtedness. If the cash trap conditions are timely cured, the cash is either released back to the borrower or used to repay the indebtedness at the borrower's option. The indentures of our securitizations also typically contain customary events of default for solar securitizations that may entitle the noteholders to take various actions, including the acceleration of amounts due and foreclosure on the issuer's assets. Any significant payments that we may be required to make as a result of these arrangements could adversely affect our financial condition. See "*Management's Discussion And Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Financing Arrangements*."

***Servicing our existing debt requires a significant amount of cash. We may not have sufficient cash flow from our business to timely pay our interest and principal obligations and may be forced to take other actions to satisfy our payment obligations.***

As of March 31, 2019, our total indebtedness, including through debt facilities and asset-backed securities issued by our subsidiaries and special purpose vehicles, after giving effect to the offering and the Recapitalization Transactions, was approximately $1.1 billion and the unused borrowing capacity under our credit facilities was approximately $257.3 million. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations sufficient to service our debt and make necessary capital expenditures to operate our business. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as slowing or ceasing the origination of new solar service agreements, selling assets, restructuring debt or obtaining additional debt and equity capital on terms that may be onerous or highly dilutive. Our ability to timely repay or otherwise refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Furthermore, we and our subsidiaries expect to incur additional debt in the future, subject to the restrictions contained in our debt instruments. Increases in our existing debt obligations would further heighten the debt related risk discussed above. In addition, we may not be able to enter into new debt instruments on acceptable terms or at all. If we were unable to satisfy financial covenants and other terms under existing or new instruments, or obtain waivers or forbearance from our lenders, or if we were unable to obtain refinancing or new financings for our working capital, equipment and other needs on acceptable terms if and when needed, our business would be adversely affected.

***We are exposed to the credit risk of our customers.***

Our customers purchase solar energy or lease solar energy systems from us pursuant to one of two types of long-term contracts: a power purchase agreement or a solar lease. The power purchase agreement and solar lease terms are typically for 25 years. In addition, under our loan agreements the customer finances the purchase of a solar energy system, and we agree to operate and maintain the solar energy system throughout the 25-year term of the agreement. Our solar service agreements require the customer to make monthly payments to us throughout the term of the contract, unless prepaid. Because we have long-term, contractual relationships with our customers, we are subject to the credit risk of our customers and screen our customers based upon their credit rating in an attempt to mitigate the risk of customer default. As of March 31, 2019, the average FICO score of our customers was 737 at the time of signing the solar service agreement. The accuracy of independent third-party information provided to the credit reporting agency cannot be verified. A FICO score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score may be less likely to default in payment than a borrower with a lower score.

As of March 31, 2019, approximately 1.0% of our customers were in default under their solar service agreements. However, as we grow our business, the risk of customer defaults may increase as credit scores are dynamic and may deteriorate over a 25-year period. During an economic downturn, the risk of customer defaults may increase. In addition, our customers may assign their solar service agreements to other customers who have lower credit scores or we may enter into new solar service agreements in the future with customers who have lower credit scores than our current customers. In addition, future developments, including competition from other renewables, could decrease the attractiveness of our current contracts. Although our solar service agreements grant us the ability to terminate the agreement with the customer and repossess the defaulting customers' solar energy system in certain circumstances, enforcement of these rights under the solar service agreement may be difficult, expensive and time-consuming.

**Risks Related to This Offering and Our Common Stock**

***We do not intend to pay, and our credit facilities currently prohibit us from paying, cash dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.***

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, we are currently prohibited from making any cash dividends pursuant to the terms of certain of our credit facilities. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering. Please see "*Dividend Policy*."

***The market price of our common stock could be materially adversely affected by sales of substantial amounts of our common stock in the public markets.***

Immediately following this offering, our existing stockholders will beneficially own approximately 79.2% of our common stock, or 76.8% if the underwriters' option to purchase additional shares is exercised in full. After the expiration of the 180-day lockup with the underwriters, our executive officers, directors, and the holders of substantially all of our stock and securities convertible into our stock will be able to sell their shares in the public markets. Any such sales, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities.

***An active, liquid and orderly trading market for our common stock does not exist and may not develop, and the price of our common stock may be volatile and may decline in value.***

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in "*Underwriting*," and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

- public reaction to our press releases, announcements and filings with the SEC;

- our operating and financial performance;

- fluctuations in broader securities market prices and volumes, particularly among securities of technology and solar companies;

- changes in market valuations of similar companies;

- departures of key personnel;

- commencement of or involvement in litigation;

conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors' business affiliations and the potential conflicts of interest of which our stockholders should be aware, see "*Certain Relationships and Related Party Transactions*."

***Conflicts of interest could arise in the future between us, on the one hand, and any of our stockholders and its affiliates and affiliated funds and its and their current and future portfolio companies on the other hand, concerning, among other things, potential competitive business activities or business opportunities.***

Conflicts of interest could arise in the future between us, on the one hand, and any of our stockholders and its affiliates and affiliated funds and its and their current and future portfolio companies, on the other hand, concerning, among other things, potential competitive business activities or business opportunities. For example, certain of our existing investors and their affiliated funds may invest in companies that operate in the traditional energy industry and solar and other renewable industries. As a result, our existing investors and their affiliates' and affiliated funds' current and future portfolio companies which they control may now, or in the future, directly or indirectly, compete with us for investment or business opportunities.

Our governing documents provide that our stockholders and their affiliates and affiliated funds are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and will not have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or doing business with any of our clients, customers or vendors. In particular, subject to the limitations of applicable law, our certificate of incorporation, among other things:

- permits stockholders or their affiliates and affiliated funds and our non-employee directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

- provides that if any of our stockholders or any of its affiliates who is also one of our nonemployee directors becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Our stockholders or their affiliates or affiliated funds may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, our stockholders or their affiliates and affiliated funds may dispose of their interests in energy infrastructure or other renewable companies or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to any of our stockholders or their affiliates and affiliated funds could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

In any of these matters, the interests of our existing stockholders and their affiliates and affiliated funds may differ or conflict with the interests of our other shareholders. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our common stock.

***Control of our common stock by current stockholders is expected to remain significant.***

Currently, our key stockholders directly and indirectly beneficially own a majority of our outstanding common stock, and they will continue to own a substantial amount of our outstanding common stock following this offering. As a result, these affiliates have the ability to exercise significant influence over matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving an offer premium for their shares. Please see "*Security Ownership of Certain Beneficial Owners and Management*" and *"Certain Relationships and Related Party Transactions—Stockholders Agreement."*

So long as the key stockholders continue to control a significant amount of our common stock, they will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the key stockholders may differ or conflict with the interests of our other stockholders. In addition, certain of the keys stockholders may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Certain of the key stockholders and may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with controlling stockholders.

***Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.***

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to or contemporaneously with the completion of this offering will authorize our board of directors to issue preferred stock without stockholder approval and, relatedly, may have the effect of delaying or preventing an acquisition of us or a merger in which we are not the surviving company and may otherwise prevent or slow changes in our board of directors and management. In addition, some provisions of our certificate of incorporation, amended and restated bylaws and stockholders' agreement could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- limitations on changes of control and business combinations;

- limitations on the removal of directors;

- limitations on the ability of our stockholders to call special meetings;

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

*Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.*

We may raise additional capital through the issuance of equity or debt in the future. In that event, the ownership of our existing stockholders would be diluted, and the value of the stockholders' equity in common stock could be reduced. If we raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms more favorable than the current prices of our common stock. If we issue debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and could negatively impact operating results.

In accordance with Delaware law and the provisions of our amended and restated certificate of incorporation that will become effective immediately prior to or contemporaneously with the completion of this offering, we may issue preferred stock that ranks senior in right of dividends, liquidation or voting to our common stock. The issuance by us of such preferred stock may (i) reduce or eliminate the amount of cash available for payment of dividends to our holders of common stock, (ii) diminish the relative voting strength of the total shares of common stock outstanding as a class, or (iii) subordinate the claims of our holders of common stock to our assets in the event of our liquidation.

Our amended and restated certificate of incorporation that will become effective immediately prior to or contemporaneously with the completion of this offering does not provide stockholders the pre-emptive right to buy shares from us. As a result, stockholders will not have the automatic ability to avoid dilution in their percentage ownership of us.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

*The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.*

We, Energy Capital Partners and its affiliates, certain other investors and each of our directors and executive officers have entered into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

*Investors in this offering will experience immediate and substantial dilution of $8.17 per share.*

Based on an assumed initial public offering price of $16.50 per share of common stock (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $8.17 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as further adjusted net tangible book value as of March 31, 2019 after giving effect to this offering and the Recapitalization Transactions, would be $8.33 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "*Dilution*" for additional information.

***We will have broad discretion to determine how to use the funds raised in this offering. We may use them in ways that may not enhance our operating results or the price of our common stock.***

We estimate we will receive net proceeds of $276.6 million from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Our management will have broad discretion over the use of proceeds that we receive from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. Our use of these proceeds may differ substantially from our current plans, as described under "Use of Proceeds." If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected results of operations, which could cause our common stock price to decline.

***The NYSE does not require publicly listed companies like us to immediately comply with certain of its corporate governance requirements.***

We have applied to list our common stock on the NYSE. We will rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our nomination and corporate governance, compensation and audit committees. These rules permit us to have an audit committee that has one member that is independent by the date that our common stock first trades on the NYSE, a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part and all members that are independent within one year of the effective date. Similarly, the rules permit us to have nominating and corporate governance and compensation committees that have one member that is independent by the date that our common stock first trades on the NYSE, a majority of members that are independent within 90 days of the listing date and all members that are independent within one year of the listing date. Additionally, we have 12 months from the date of listing to satisfy the requirement that a majority of the board of directors be independent. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

**Risks Related to Taxation**

In addition to reading the following risk factors, if any shareholder is a non-U.S. investor, see "*Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of Our Common Stock*" for a more complete discussion of certain expected U.S. federal income tax consequences of owning and disposing of our common stock.

***Our ability to use net operating loss carryforwards and tax credit carryforwards to offset future income taxes is subject to limitation, and the amount of such carryforwards may be subject to challenge or reduction.***

As of December 31, 2018, we had approximately $656.2 million of U.S. federal net operating loss carryforwards ("NOL"), a portion of which will begin to expire in 2032, and approximately $226.4 million of U.S. federal tax credit carryforwards, which begin to expire in 2033. Utilization of our NOLs and tax credit carryforwards depends on many factors, including our future income, which cannot be assured. In addition, Section 382 of the Code generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income by a corporation that has undergone an "ownership change" (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) that are each deemed to own at least 5% of our stock increase their ownership percentage by more than 50 percentage points over their lowest ownership percentage during a rolling three-year period. Similar rules under Section 383

## USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering at the assumed initial public offering price of $16.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $276.6 million, or approximately $318.9 million if the underwriters exercise their option to purchase additional shares of our common stock in full.

We intend to use a portion of the net proceeds to us from this offering to redeem our senior convertible notes due March 2021, of which $45.4 million aggregate principal amount was outstanding as of June 30, 2019. We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million based on the midpoint of the price range set forth on the cover of this prospectus) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption. The senior convertible notes bear interest at a rate of 9.50%, of which 50% is payable-in-kind in the form of additional principal amount of notes. The statements of intent in this prospectus with respect to the redemption of the senior convertible notes do not constitute a notice of redemption under the indenture governing the senior convertible notes.

We intend to use the remaining net proceeds to us from this offering, including upon exercise of the underwriters' option to purchase additional shares, for general corporate purposes, including working capital, operating expenses, capital expenditures and repayment of indebtedness.

The timing and amount of our actual application of the net proceeds from this offering will be based on many factors, including our cash flows from operations and the growth of our business. Pending the use of proceeds to us from this offering as described above, we intend to invest the net proceeds from this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

Each $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $17.1 million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each one million increase or decrease in the number of shares of our common stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $15.5 million, assuming the assumed initial public offering price of $16.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

# CAPITALIZATION

The following table sets forth our predecessor's cash and capitalization as of March 31, 2019, as follows:

- on an actual basis as of March 31, 2019;

- on an as adjusted basis, giving effect to (i) the Corporate Reorganization (including the Reverse Stock Split), as if such transactions had occurred on March 31, 2019, and (ii) the Subordinated Convertible Note Issuance and the Subordinated Convertible Note Conversion; and

- on a further adjusted basis to reflect (i) the adjustments set forth above; (ii) the sale by us of 18,181,818 shares of our common stock in this offering at an assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of such estimated net proceeds from this offering as discussed in "*Use of Proceeds*."

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our predecessor's consolidated financial statements and related notes, and the sections titled "*Selected Consolidated Financial Data*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" that are included elsewhere in this prospectus.

| | As of March 31, 2019 | | |
| --- | --- | --- | --- |
| | Actual(1) | As Adjusted | As Further Adjusted(2) |
| | (in thousands, except share and per share amounts) | | |
| Cash | $ 43,858 | $ 58,758 | $ 280,109 |
| Long-term debt(3): | | | |
| Senior convertible notes(4)(5) | $ 44,882 | $ 44,882 | $ — |
| Subordinated convertible notes(5)(6) | 16,995 | — | — |
| Asset-backed securitizations(7)(8) | 620,251 | 620,251 | 620,251 |
| Warehouse credit facilities(7)(8) | 267,742 | 267,742 | 267,742 |
| Secured term loans(7)(9) | 147,128 | 147,128 | 147,128 |
| Total long-term debt | 1,096,998 | 1,080,003 | 1,035,121 |
| Redeemable noncontrolling interests(10) | 94,016 | 94,016 | 94,016 |
| Stockholders' equity: | | | |
| Series A convertible preferred stock, par value $0.01 per share: 110,000,000 shares authorized, 104,819,659 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted and as further adjusted | 1,048 | — | — |
| Series C convertible preferred stock, par value $0.01 per share: 40,000,000 shares authorized, 30,344,827 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted and as further adjusted | 303 | — | — |
| Series A common stock, par value $0.01 per share: 180,000,000 shares authorized, 20,093,529 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted and as further adjusted | 201 | — | — |
| Series B common stock, par value $0.01 per share: 20,000,000 shares authorized, 55,695 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted and as further adjusted | 1 | — | — |
| Common stock, par value $0.0001 per share: no shares authorized, issued and outstanding, actual; 1,000,000,000 shares authorized and 69,111,414 shares issued and outstanding, as adjusted; and 1,000,000,000 shares authorized and 87,293,232 shares issued and outstanding, as further adjusted | — | 7 | 9 |
| Additional paid-in capital—convertible preferred stock | 700,864 | — | — |
| Additional paid-in capital—common stock | 85,609 | 821,122 | 1,098,707 |
| Accumulated deficit | (314,711) | (315,496) | (327,532) |
| Total stockholders' equity | 473,315 | 505,633 | 771,184 |
| Total capitalization | $1,664,329 | $1,679,652 | $1,900,321 |

(1) Sunnova Energy International Inc. was incorporated on April 1, 2019 and does not have any historical financial operating results. The data in this table has been derived from the audited historical consolidated financial statements included in this prospectus of Sunnova Energy Corporation, our accounting predecessor.

(2) Each $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash, additional paid-in capital, and total stockholders' equity by approximately $17.1 million and increase or decrease the number of shares of common stock issuable upon the Subordinated Convertible Note Conversion in full following the initial public offering, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each one million increase or decrease in the number of shares of our common stock offered by us would increase or decrease, as applicable, our cash, additional paid-in capital, and total stockholders' equity by approximately $15.5 million and increase or decrease the number of shares of common stock issuable upon the Subordinated Convertible Note Conversion in full following the initial public offering, assuming the assumed initial public offering price of $16.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

(3) Includes current portion of long-term debt and excludes deferred financing costs and debt discounts.

(4) On June 30, 2019, we had $45.4 million of senior convertible notes outstanding and based on this figure, the aggregate redemption price as of June 30, 2019 for all the senior convertible notes would have been $56.8 million (which includes a premium of $11.4 million based on the midpoint of price range set forth on the cover of this prospectus), excluding any accrued and unpaid cash interest and pay-in-kind interest to the date of redemption.

(5) These debt facilities are recourse debt.

(6) In June 2019, we issued $15.0 million aggregate principal amount of subordinated convertible notes due 2021 to certain of our existing stockholders, which is not reflected in the table above. The subordinated convertible notes will be converted into shares of preferred stock and then into approximately 2,538,926 shares of our common stock in the Recapitalization Transactions.

(7) These debt facilities are non-recourse debt.

(8) In June 2019, another of our subsidiaries issued $139.7 million, $14.9 million and $13.0 million in aggregate principal amount of Class A, Class B and Class C, respectively, of Series 2019-A solar loan-backed notes, bearing interest at an annual rate of 3.75%, 4.49% and 5.32%, respectively, each with a maturity date of June 2046. A portion of the proceeds from such issuance was used to repay outstanding borrowings totaling $66.4 million under a warehouse credit facility and repay approximately $82.6 million of outstanding borrowings under a secured revolving credit facility. Additionally in June 2019, one of our subsidiaries issued an additional $6.4 million aggregate principal amount of RAYS notes in an asset-backed securitization private placement. These transactions are not reflected in the table above. For more information, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements*."

(9) In June 2019, we repaid $5.0 million of outstanding borrowings under a collateral-based financing agreement, in connection with the amendment and restatement of that agreement to, among other things, (i) extend the maturity date to January 2021, (ii) decrease the applicable margin for related LIBOR loans to 2.50% and (iii) change the debt covenant regarding the ratio of consolidated EBITDA to debt service to be calculated based on collections from customers and other cash receipts and disbursements (instead of consolidated EBITDA). This repayment is not reflected in the table above. For more information, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements*."

(10) Reflects tax equity investors' interests in the tax-equity entities. See Note 12, *Redeemable Noncontrolling Interests*, to our accounting predecessor's consolidated annual financial statements and Note 11, *Redeemable Noncontrolling Interests*, to our accounting predecessor's unaudited condensed consolidated financial statements.

If the underwriters exercise their option to purchase additional shares of our common stock in full, as further adjusted cash, additional paid-in capital, total stockholders' equity, total capitalization and shares outstanding as of March 31, 2019, would be $325.1 million, $1,143.7 million, $816.2 million, $1,945.3 million and 90,020,505, respectively.

See the section titled "*Prospectus Summary—The Offering*" for a description of the shares of our capital stock that are or are not reflected as outstanding shares on an as adjusted basis in the table above.

## DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after this offering. Dilution in as further adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value as of March 31, 2019 was $428.8 million, or approximately $49.65 per share (after giving effect to the Reverse Stock Split). Historical net tangible book value per share represents our tangible assets (total assets less intangible assets) less total liabilities and redeemable non-controlling interests divided by the number of shares of outstanding common stock.

Our as adjusted net tangible book value as of March 31, 2019 was $460.7 million, or $6.67 per share. Our as adjusted net tangible book value per share represents the amount of our historical tangible book value as of March 31, 2019, after giving effect to the Recapitalization Transactions (including the Reverse Stock Split), which will occur immediately prior to or contemporaneously with the completion of this offering.

After giving effect to the sale by us of shares of our common stock in this offering at the assumed initial public offering price of $16.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as further adjusted net tangible book value as of March 31, 2019 would have been $726.9 million, or $8.33 per share. This represents an immediate increase in as adjusted net tangible book value of $1.66 per share to our existing stockholders and an immediate dilution of $8.17 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

| | |
|---|---:|
| Assumed initial public offering price per share | $16.50 |
| As adjusted net tangible book value per share as of March 31, 2019 (after giving effect to the Recapitalization Transactions (including the Reverse Stock Split) | $6.67 |
| Increase in as adjusted net tangible book value per share attributable to investors purchasing shares of our common stock in this offering | $1.66 |
| As further adjusted net tangible book value per share of our common stock immediately after the completion of this offering (after giving effect to the Recapitalization Transactions (including the Reverse Stock Split) | $ 8.33 |
| Dilution in as adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering(a) | $ 8.17 |

_____

(a) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in as adjusted net tangible book value per share to new investors in this offering would equal $8.98 or $7.37, respectively.

The following table presents, as of March 31, 2019, after giving effect to (i) the Recapitalization Transactions (including the Reverse Stock Split) and (ii) the sale by us of shares of our common stock in this offering at the assumed initial public offering price of $16.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

| | Shares Purchased | | Total Consideration | | Average Price Per Share |
| --- | --- | --- | --- | --- | --- |
| | Number | Percent | Amount | Percent | |
| | | | (in thousands) | | |
| Existing stockholders | 69,111,414 | 79% | $ 803,173 | 73% | $11.62 |
| Investors purchasing shares of our common stock in this offering | 18,181,818 | 21% | $ 300,000 | 27% | $16.50 |
| Totals | 87,293,232 | 100% | $1,103,173 | 100% | $12.64 |

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters' option to purchase additional shares of our common stock. If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own 77% and the investors purchasing shares of our common stock in this offering would own 23% of the total number of shares of our common stock outstanding immediately after completion of this offering, after giving effect to the Recapitalization Transactions (including the Reverse Stock Split).

See the section titled "*Prospectus Summary—The Offering*" for a description of the shares of our capital stock that are or are not reflected as outstanding shares on an as adjusted basis in the table and discussion above.

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

|  | Three Months Ended March 31, | | Year Ended December 31, | |
| --- | --- | --- | --- | --- |
|  | 2019 | 2018 | 2018 | 2017 |
|  | (Unaudited, in thousands) | | | |
| **Cash Flow Data:** | | | | |
| Net cash used in operating activities . . . . . . . . . . . . . . . . . . . . . . | $ (24,430) | $ (19,220) | $ (11,570) | $ (48,967) |
| Net cash used in investing activities . . . . . . . . . . . . . . . . . . . . . . . | $ (92,680) | $ (84,310) | $(348,849) | $(289,133) |
| Net cash provided by financing activities . . . . . . . . . . . . . . . . . . | $109,351 | $145,791 | $ 365,687 | $ 369,893 |
| **Other Financial Data:(2)** | | | | |
| Adjusted EBITDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 8,068 | $ 4,620 | $ 41,119 | $ 23,404 |
| Interest income from customer notes receivable . . . . . . . . . . . . . | $ 2,328 | $ 1,133 | $ 6,147 | $ 3,003 |
| Principal proceeds from customer notes receivable, net of related Easy Own revenue . . . . . . . . . . . . . . . . . . . . . . . | $ 3,429 | $ 1,349 | $ 6,812 | $ 2,360 |
| Adjusted Operating Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (18,046) | $ (15,164) | $ 8,416 | $ (44,543) |
| Adjusted Operating Expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 18,647 | $ 15,164 | $ 63,264 | $ 53,452 |
| Adjusted Operating Expense per weighted average customer . . . | $ 301 | $ 317 | $ 1,185 | $ 1,378 |

(1) See Note 15, *Basic and Diluted Net Loss per Share*, to our accounting predecessor's consolidated annual financial statements. and Note 13, *Basic and Diluted Net Loss per Share*, to our accounting predecessor's unaudited condensed consolidated financial statements.

(2) Adjusted EBITDA, Adjusted Operating Cash Flows, Adjusted Operating Expense and Adjusted Operating Expense per weighted average customer are not financial measures calculated or presented in accordance with generally accepted accounting principles in the United States ("GAAP"). See "—*Non-GAAP Reconciliation*" for information regarding our use of these non-GAAP financial measures and reconciliations of each such measure to its most directly comparable GAAP equivalent.

|  | As of March 31, 2019 | As of December 31, | |
| --- | --- | --- | --- |
|  |  | 2018 | 2017 |
|  | (Unaudited) | (in thousands) | |
| **Consolidated Balance Sheet Data:** | | | |
| Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 85,954 | $ 89,533 | $ 81,277 |
| Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,399,299 | $1,328,457 | $1,113,073 |
| Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,769,463 | $1,665,085 | $1,328,788 |
| Long-term debt, net (including current portion) . . . . . . . . . . . . . . . | $1,067,882 | $ 959,895 | $ 831,325 |
| Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,202,132 | $1,078,286 | $ 919,014 |
| Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 473,315 | $ 501,119 | $ 371,184 |

**Non-GAAP Reconciliation:**

*Adjusted EBITDA.* We define Adjusted EBITDA as net income/net loss plus net interest expense, depreciation and amortization expense, income tax expense, financing deal costs, disaster losses and related charges, net, legal settlements, and excluding the effect of certain non-recurring items that we do not consider to be indicative of our ongoing operating performance such as, but not limited to, costs of the initial public offering and other non-cash items such as asset retirement obligations ("AROs") accretion expense and non-cash compensation expense.

Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure. We believe that investors and securities analysts also use Adjusted EBITDA in evaluating our operating performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income/ loss. The presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as calculated by other companies.

hedging arrangements in order to fund our upfront costs, overhead and growth investments. We have an established track record of attracting capital from diverse sources. Since inception, we have raised more than $4.0 billion in total capital commitments from equity, debt and tax equity investors.

In addition to providing ongoing service as a standard component of our solar service agreements, we also offer ongoing energy services to customers who purchased their solar energy system through unaffiliated third parties. Under these arrangements, we agree to provide such monitoring, maintenance and repair services to these customers for the life of the service contract that they sign with us. We believe the quality and scope of our comprehensive energy service offerings, whether to customers that obtained their solar energy system through us or through another party, is a key differentiator between us and our competitors.

We commenced operations in January 2013 and began providing solar energy services under our first solar energy system in April 2013. Since then, our brand, innovation and focused execution have driven significant growth in our market share and in the number of customers on our platform. We operate one of the largest fleets of residential solar energy systems in the United States, comprising more than 455 megawatts of generation capacity and serving more than 63,000 customers.

**Securitizations**

We securitize qualifying solar energy systems and related solar service agreements into special purpose entities who issue solar asset-backed notes to institutional investors as a source of long-term financing. We also securitize the cash flows generated by the membership interests in certain of our indirect, wholly-owned subsidiaries that are the managing member of a tax equity fund that owns a pool of solar energy systems and related solar service agreements that were originated by one of our wholly-owned subsidiaries. We do not securitize the ITC incentives associated with the solar energy systems as part of these arrangements. The cash flows generated by these solar energy systems are used to service the quarterly or semi-annual principal and interest payments on the notes and satisfy the expenses and reserve requirements of the special purpose entities, with any remaining cash distributed to their sole members, who are typically our indirect wholly-owned subsidiaries. In connection with these securitizations, certain of our affiliates receive a fee for managing and servicing the solar energy systems pursuant to management, servicing, facility administration and asset management agreements. The special purpose entities are also typically required to maintain a liquidity reserve account and a reserve account for inverter replacements and, in certain cases, reserve accounts for financing fund purchase option/withdrawal right exercises or storage system replacement for the benefit of the lenders under the applicable series of notes, each of which are funded from initial deposits or cash flows to the levels specified therein. The creditors of these special purpose entities have no recourse to our other assets except as expressly set forth in the terms of the notes. We issued $254.8 million and $262.7 million in solar asset-backed notes in 2017 and 2018, respectively, and issued $532.1 million in solar asset-backed notes in 2019 through June 30, 2019. For additional information on our securitizations, see "—*Liquidity and Capital Resources—Financing Arrangements*", Note 7, *Long-Term Debt*, to our accounting predecessor's consolidated annual financial statements and Note 7, *Long-Term Debt*, to our accounting predecessor's unaudited condensed consolidated financial statements.

**Tax Equity Funds**

Our ability to offer long-term solar service agreements depends in part on our ability to finance the installation of the solar energy systems by co-investing with tax equity investors such as large banks who value the resulting customer receivables and Section 48(a) ITCs, accelerated tax depreciation and other incentives related to the solar energy systems primarily through structured investments known as "tax equity." Tax equity investments are generally structured as non-recourse project financings known as "tax equity funds." In the context of distributed generation solar energy, tax equity investors make an upfront advance payment to a sponsor through a tax equity fund in exchange for a share of the tax attributes and cash flows emanating from an underlying portfolio of solar energy systems. In these tax equity funds, the U.S. federal tax attributes offset taxes

**Significant Factors and Trends Affecting Our Business**

Our results of operations and our ability to grow our business over time could be impacted by a number of factors and trends that affect our industry generally, as well as new offerings of services and products that we may acquire or seek to acquire in the future.

*Financing Availability.* Our future growth depends in significant part on our ability to raise capital from third-party investors on competitive terms to help finance the origination of our solar energy systems under our solar service agreements. We have historically used debt, such as asset-backed securitizations and warehouse facilities, tax equity, preferred equity and other financing strategies to help fund our operations. From our inception to June 30, 2019, we have raised over $4.0 billion in indebtedness, tax equity funds and preferred equity. With respect to tax equity, there are a limited number of potential tax equity investors and the competition for this investment capital is intense. The principal tax credit on which tax equity investors in our industry rely is the Section 48(a) ITC. The amount for the Section 48(a) ITC is equal to 30% of the value of eligible solar property. By statute, the Section 48(a) ITC percentage is scheduled to decrease to 26% on January 1, 2020, 22% on January 1, 2021 and 10% on January 1, 2022. This reduction in the Section 48(a) ITC will likely reduce our ability to use tax equity financing in the future. Our ability to raise capital from third-party investors is also affected by general economic conditions, the state of the capital markets, inflation levels and concerns about our industry or business.

*Cost of Solar Energy Systems.* Although the solar panel market has seen an increase in supply, upward pressure on prices may occur due to growth in the solar industry, regulatory policy changes, tariffs and duties and an increase in demand. As a result of these developments, we will likely pay higher prices on imported solar modules, making it less economical for us to serve certain markets. For additional detail regarding changing price dynamics, see *"Risk Factors—Risks Related to Regulations—Increases in the cost of solar energy systems due to tariffs imposed by the U.S. government could have a material adverse effect on our business, financial condition and results of operations"* and *"Risk Factors—Risks Related to Our Business—Our business has benefited from the declining cost of solar energy system components, and our business may be harmed to the extent that declines in the cost of such components stabilize or that such costs increase in the future."*

*Energy Storage Systems.* Our energy storage systems increase our customers' independence from the centralized utility and provide on-site backup power when there is a grid outage due to storms, wildfires, other natural disasters and general power failures caused by supply or transmission issues. In addition, at times it can be more economic to consume less energy from the grid or, alternatively, to export solar energy back to the grid. Recent technological advancements for energy storage systems allow the system to adapt to pricing and utility rate shifts by controlling the inflows and outflows of power, allowing customers to increase the value of their solar plus storage system. The energy storage system charges during the day, making the energy it stores available to the home when needed. It also features software that can customize power usage for the individual customer, providing backup power, optimizing solar energy consumption vs. grid consumption or preventing export to the grid as appropriate. The software is tailored based on utility regulation, economic indicators and grid conditions. The combination of energy control, increased energy resilience and independence from the grid is strong incentive for customers to adopt solar and energy storage. As energy storage systems and their related software features become more advanced, we expect to see increased adoption of energy storage systems.

*Government Regulations, Policies and Incentives.* Our growth strategy depends in significant part on government policies and incentives that promote and support solar energy and enhance the economic viability of distributed residential solar. These incentives come in various forms, including net metering, eligibility for accelerated depreciation such as MACRS, SRECs, tax abatements, rebate and renewable target incentive programs and tax credits, particularly the federal tax credits. The sale of SRECs has constituted a significant portion of our revenue historically. A change in the value of SRECs or changes in other policies or a loss or reduction in such incentives could decrease the attractiveness of distributed residential solar to us, our dealers and our customers in applicable markets, which could reduce our customer acquisition opportunities. Such a loss through August 31, 2019. We expect to be in compliance with this covenant through August 31, 2019 and thereafter.

In April 2016, one of our subsidiaries entered into a secured revolving credit facility with Goldman Sachs Bank USA. Under the credit facility, the subsidiary may borrow up to $175.0 million based on the aggregate discounted present value of remaining payments owed to the borrower in respect of its solar energy systems, subject to certain limitations, and may be increased at the borrower's request and the committed lender's discretion. As of March 31, 2019, we had $103.9 million of borrowing capacity under the credit facility. The availability period under this credit facility has expired, as a result of which all net cash flows of the subsidiary are applied to pay down the remaining borrowings under this facility. Interest under the credit facility accrues at an annual rate equal to LIBOR or, if such rate is unavailable, a base rate, plus (i) the ratio of discounted cash flows for all eligible solar energy systems other that those subject to the loan program to the discounted cash flows for all eligible solar systems multiplied by 5.50% per annum plus (ii) the ratio of discounted cash flows for eligible solar energy systems subject to the loan program to the discounted cash flows for all eligible solar energy systems multiplied by 4.75% per annum. The credit facility has a maturity date occurring in April 2020. In June 2019, we repaid all outstanding borrowings under this facility.

In April 2017, three of our subsidiaries entered into a secured term loan credit facility with Credit Suisse AG, New York Branch, as administrative agent, and the lenders party thereto. The credit facility was amended and restated in November 2018. As of March 31, 2019, there was no unused borrowing capacity available under the credit facility. Outstanding advances under the credit facility bear interest at LIBOR plus 4.50% per annum. The credit facility has a maturity date occurring in November 2022. Sunnova Energy Corporation guarantees the performance of certain affiliates who manage the collateral related to the credit facility as well as certain indemnity obligations. In June 2019, we amended and restated the guaranty to lower the minimum unrestricted cash and undrawn capacity covenant from $20.0 million to $5.0 million through August 31, 2019. We expect to be in compliance with this covenant through August 31, 2019 and thereafter.

In July 2014, one of our subsidiaries entered into a collateral-based financing agreement with Texas Capital Bank, N.A., as administrative agent, and the lenders party thereto. As of March 31, 2019, there was no unused borrowing capacity available under the debt agreement. The credit facility requires payments of excess cash flows to reduce the outstanding principal balance of the loan beginning in June 2019, which would reduce our liquidity. Outstanding advances under the credit facility bear interest at an annual rate of either adjusted LIBOR plus 3.00% or a base rate plus 2.00%. The credit facility has a maturity date occurring in July 2020. In April 2019, we contributed approximately $106,000 to our subsidiary as an equity cure of an event of default under the credit facility caused by a failure of the subsidiary to comply with a debt covenant regarding the ratio of consolidated EBITDA to debt service for the four quarters ending on March 31, 2019. We are only permitted to exercise our equity cure right for the credit facility three times over the course of the credit facility and once in any rolling four-quarter period and there is a risk we may not be in compliance with this covenant in future quarters. In June 2019, we amended and restated this facility to, among other things, (i) extend the maturity date to January 2021, (ii) decrease the applicable margin for LIBOR loans to 2.50% and (iii) change the debt covenant regarding the ratio of consolidated EBITDA to debt service to be calculated based on collections from customers and other cash receipts and disbursements (instead of consolidated EBITDA). In connection with this amendment, we repaid $5.0 million of outstanding borrowings under this facility.

*Rule 144A Securitization Financing*

We from time to time securitize some solar service agreements and related assets as a source of funding. We access the Rule 144A asset-backed securitization market using wholly-owned special purpose entities to securitize pools of assets, which historically have been solar energy systems and the related lease agreements and power purchase agreements and ancillary rights and agreements both directly or indirectly through interests in the managing member of our tax equity funds. In June 2019, we completed our first securitization of loan agreements and ancillary rights and agreements. For additional information regarding our asset-backed obligations under the RAYS notes. In addition, the RAYS issuer has pledged its interests in the managing member and the managing member has pledged its interests in the tax equity fund as security for the issuer's obligations under the RAYS notes and for the guarantee, respectively. As of June 30, 2019, 37% and 58% of the engineering, procurement and construction costs relating to the securitized pool of assets owned by the RAYS issuer was financed using long-term third-party financing comprised of tax equity and non-recourse debt in the form of asset-backed notes, respectively. On May 25, 2019 and June 10, 2019, we received non-binding indications of interest for up to $150.0 million and $185.7 million, respectively, of additional tax equity funds from certain affiliates of the underwriters. We expect that the engineering, procurement and construction cost related to the securitized pool financed would be split approximately evenly between tax equity and non-recourse debt in the form of asset-backed notes, assuming a 30% ITC. Although there is no guarantee that we will execute definitive documentation relating to these facilities or that these facilities will close, this is representative of the way in which we seek to finance solar energy systems that are eligible for tax equity and we will seek to repeat this type of financing strategy in the future.

The RAYS note indenture contains certain events of default, including failure to comply with the terms of the transaction documents, failure of certain representations and warranties in the transaction documents to be correct in any material respect, subject to certain notice and cure periods, or our failure to maintain ownership of the RAYS issuer and related depositor, tax equity fund and the managing member of the tax equity fund. If an event of default occurs, RAYS noteholders will be entitled to take various actions, including the acceleration of amounts due under the related indenture and foreclosure on the interests of the managing member and the tax equity fund that have been pledged to the indenture trustee. In addition to these events of default, the RAYS notes are subject to unscheduled prepayment events, including (1) a debt service coverage ratio falling or remaining below certain levels, (2) the failure to maintain insurance, (3) the failure to repay the RAYS notes in full prior to the applicable anticipated repayment date, or (4) the occurrence of an event of default. The occurrence of an unscheduled prepayment event or an event of default could result in the more rapid repayment of the RAYS notes, and the occurrence of an event of default could, in certain instances, result in the liquidation of the collateral securing the RAYS notes.

*Convertible Notes*

On April 24, 2017, we issued and sold an aggregate principal amount of $80.0 million of our 12.00% senior secured notes in a private placement to a total of three institutional accredited investors at an issue price of 98%, for an aggregate purchase price of $78.4 million. In May 2018 and January 2019, the terms of these senior secured notes were amended to extend the maturity date from October 2018 to January 2019 and from January 2019 to July 2019, respectively. The senior secured notes are solely the obligations of Sunnova Energy Corporation and are secured by substantially all of Sunnova Energy Corporation's assets, including pledges of the equity in its direct subsidiaries. In April 2019, the terms of these senior secured notes were amended so that, among other things, (i) the interest rate on the notes decreased from 12.00% per annum to 9.50% per annum, of which 4.75% is payable in cash quarterly and the remaining 4.75% is payable in additional debt securities having the same terms, (ii) the maturity date was extended from July 2019 to March 2021 and (iii) a conversion feature was added such that the notes will be convertible into common stock, at the election of the holder, in full, following an initial public offering by us of at least $225.0 million in gross proceeds or, up to 50% of such notes will be convertible into common stock, following an initial public offering by us of less than $225.0 million in gross proceeds; provided that we have converted the full amount of the 2019 subordinated convertible note to equity in connection with this offering. Each holder may elect to convert any or all of its notes at a price per share equal to the lesser of (A) $6.75 (as adjusted for any stock splits or other similar transactions which may occur prior to the initial public offering) and (B) 80% of the price per share to the public in the initial public offering. Following our initial public offering of at least $225.0 million in gross proceeds, any senior convertible notes that are not converted at the election of the holder are required to be redeemed at a price equal to par, plus accrued and unpaid interest (including a cash payment representing all accrued and unpaid pay-in-kind interest to the redemption date), plus a redemption premium. The redemption premium is the value of the number of shares of common stock (using the price to the public in this offering) equal to the excess (if any) of (x) the quotient obtained by dividing the aggregate principal amount of the notes so redeemed by the applicable conversion price that would have been applicable to a conversion of over (y) the quotient obtained by dividing the aggregate principal amount of the notes being redeemed by the public offering price per share of common stock in this offering. If the notes are redeemed or otherwise retired prior to the occurrence of an initial public offering, in lieu of the initial public offering redemption premium, we would be required to issue one or more warrants for an aggregate number of shares of our common stock equal to the initial public offering Redemption Premium as a condition to the redemption or retirement. The warrants will be automatically exercisable on a cashless basis for a price of $0.01 upon consummation of an initial public offering. If issued, any warrants would expire on March 30, 2021. In June 2019, the terms of these senior convertible notes were amended to permit the Subordinated Convertible Notes Issuance. See Note 17, *Subsequent Events*, to our accounting predecessor's consolidated annual financial statements and Note 15, *Subsequent Events*, to our accounting predecessor's unaudited condensed consolidated financial statements.

On July        , 2019, all of the holders of the senior convertible notes agreed to irrevocably waive their right to convert their respective senior secured notes into common stock in connection with this offering. We expect that all of the senior convertible notes will be redeemed with a portion of the net proceeds of this offering. We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of approximately $11.4 million based on the midpoint of the price range set forth on the cover of this prospectus) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption.

In March 2018, we issued a subordinated convertible note for $15.0 million (the "2019 subordinated convertible note") to Energy Capital Partners, which is subordinated to the senior convertible notes and ranks equally with the 2021 subordinated convertible notes (as defined below). The maturity date of the 2019 subordinated convertible note is the earlier of (a) the repayment of the senior secured notes or (b) December 2019. The 2019 subordinated convertible note bears interest at an annual rate of 12.00%, which is only payable by increasing the outstanding principal balance of the 2019 subordinated convertible note quarterly until maturity. Under the terms of the 2019 subordinated convertible note, we cannot make cash payments for interest or principal on the 2019 subordinated convertible note until the senior convertible notes have been repaid in full. The 2019 subordinated convertible note allows for the holder to convert the outstanding principal balance (including any accrued paid-in-kind interest) into Series A convertible preferred stock at a rate equal to the lesser of approximately $5.32 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting the Series A convertible preferred stock) or the lowest purchase price per share of Series A convertible preferred stock issued after the date of the 2019 subordinated convertible note. The Series A convertible preferred stock received upon such conversion would be converted into additional common stock.

We expect that, immediately prior to or contemporaneously with the completion of this offering, Energy Capital Partners will exercise its right to convert the principal amount of the 2019 subordinated convertible note plus any accrued and unpaid interest as of the date of conversion into approximately 3,313,833 shares of Series A convertible preferred stock, which in turn will convert into approximately 1,420,419 shares of common stock in the Preferred Stock Conversions.

In June 2019, we issued a subordinated convertible note for $15.0 million (the "2021 subordinated convertible note") to certain of our existing investors, including those exercising preemptive rights, which is subordinated to the senior convertible notes and ranks equally with the 2019 subordinated convertible note. The maturity date of the 2021 subordinated convertible note is the earlier of (a) the repayment of the senior secured notes or (b) September 2021. The 2021 subordinated convertible note bears interest at an annual rate of 12.00%, which is only payable by increasing the outstanding principal balance of the 2021 subordinated convertible note quarterly until maturity. Under the terms of the 2021 subordinated convertible note, we cannot make cash payments for interest or principal on the 2021 subordinated convertible note until the senior convertible notes have been repaid in full. Upon a qualifying initial public offering or the election of the holder, the outstanding principal balance (including any accrued paid-in-kind interest) of the 2021 subordinated convertible note will automatically convert into Series C convertible preferred stock at a rate equal to the lesser of $5.80 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting the Series C convertible preferred stock) or the lowest purchase price per share of Series C convertible preferred stock issued after the date of the 2021 subordinated convertible note. The Series C convertible preferred stock received upon such conversion would automatically be converted into additional common stock.

Immediately prior to the completion of this offering, the 2021 subordinated convertible note plus any accrued and unpaid interest will automatically convert into approximately 2,609,503 shares of Series C convertible preferred stock, which in turn will convert into approximately 1,118,507 shares of common stock in the Preferred Stock Conversions.

### Preferred Stock Conversion

Contemporaneously with the closing of this offering, approximately 108,133,492 shares of our Series A convertible preferred stock and approximately 32,954,330 shares of our Series C convertible preferred stock, which represent all of the outstanding shares of our Series A convertible preferred stock and Series C convertible preferred stock (giving effect to the Subordinated Convertible Note Conversion), will convert into approximately 60,474,816 shares of our common stock.

### Contractual Obligations

The following unaudited table summarizes our contractual obligations as of December 31, 2018:

|  | Payments Due by Period(1) | | | | |
|  | Total | 2019 | 2020-2021 | 2022-2023 | Beyond 2023 |
| --- | --- | --- | --- | --- | --- |
|  |  |  | (in thousands) |  |  |
| Debt obligations (including future interest)(2) ... | $1,204,334 | $100,143 | $ 342,337 | $ 354,659 | $ 407,195 |
| Asset retirement obligations ................. | 20,033 | — | — | — | 20,033 |
| Guaranteed performance obligations .......... | 6,044 | 2,580 | 3,464 | — | — |
| Other obligations(3) ...................... | 11,433 | 8,244 | 2,540 | 649 | — |
| Total ............................... | $1,241,844 | $110,967 | $ 348,341 | $ 355,308 | $ 427,228 |

(1) Does not include amounts related to the contingent obligation to purchase all of a tax equity investor's units upon exercise their right to withdraw rights. The withdrawal price for the tax equity investors' interest in the respective fund is equal to the sum of: (1) any unpaid, accrued priority return, and (2) the greater of: (a) a fixed price and (b) the fair market value of such interest at the date the option is exercised. Due to uncertainties associated with estimating the timing and amount of the withdrawal price, we cannot determine the potential future payments that we could have to make under these withdrawal rights. For additional information regarding the withdrawal rights, see Note 12, *Redeemable Noncontrolling Interests*, to our accounting predecessor's consolidated annual financial statements.

(2) Interest payments related to long-term debt and interest swaps are calculated and estimated for the periods presented based on the amount of debt outstanding and the interest rates as of December 31, 2018.

(3) Other obligations relate to operating leases, information technology services and licenses and distributions payable to redeemable noncontrolling interests.

**BUSINESS**

**Mission**

Our mission is to power energy independence.

**Overview**

We are a leading residential solar and energy storage service provider, serving more than 63,000 customers in more than 20 U.S. states and territories. Our goal is to be a leading provider of clean, affordable, and reliable energy for consumers, and we operate with a simple mission: to power energy independence. We were founded to deliver customers a better energy service at a better price, and through our solar and solar plus energy storage service offerings we are disrupting the traditional energy landscape and the way the 21st century customer generates and consumes electricity.

We have a differentiated residential solar dealer model in which we work hand-in-hand with local dealers who originate, design and install our customers' solar energy and energy storage systems on our behalf. Our unique focus on our dealer model enables us to leverage our dealers' specialized knowledge, connections and experience in local markets to drive customer origination while providing our dealers with access to high quality products and technical oversight and expertise. This structure provides operational flexibility and lower fixed costs relative to our peers, furthering our competitive advantage.

We provide customers with the opportunity to power their homes with solar energy. We are able to offer savings to our solar-only customers compared to utility-based retail rates with little to no up-front expense on the part of the customer, and we are able to provide energy resiliency and reliability to our solar plus energy storage customers through energy storage technology. We do all of this under long-term solar and solar plus energy storage service agreements with our customers, which provide us with predictable, contracted cash flows.

The services we provide are integral to our customers' value proposition. These include operations and maintenance, monitoring, repairs and replacements, equipment upgrades, onsite power optimization for the customer (for both supply and demand), the ability to efficiently switch power sources among the solar panel, grid and energy storage system, as appropriate, and diagnostics.

We offer customers products to power their homes with affordable solar energy. We are able to offer savings to our solar-only customers compared to utility-based retail rates with little to no up-front expense to the customer, and we are able to provide energy resiliency and reliability to our solar plus energy storage customers. Our solar service agreements take the form of a lease, power purchase agreement (a "PPA") or loan. The initial term of our solar service agreements is typically 25 years, or in the case of standalone energy storage services, 10 years. Service is an integral part of our agreements and includes operations and maintenance, monitoring, repairs and replacements, equipment upgrades, onsite power optimization for the customer (for both supply and demand), the ability to efficiently switch power sources among the solar panel, grid and battery, as appropriate, and diagnostics. During the life of the contract we have the opportunity to integrate related and evolving home servicing and monitoring technologies to upgrade the flexibility and reduce the cost of our customers' energy supply.

In the case of leases and PPAs, we also currently receive tax benefits and other incentives from federal, state and local governments, a portion of which we finance through tax equity, non-recourse debt structures and hedging arrangements in order to fund our upfront costs, overhead and growth investments. We have an established track record of attracting capital from diverse sources. Since inception, we have raised more than $4.0 billion in total capital commitments from equity, debt and tax equity investors.

In addition to providing ongoing service as a standard component of our solar service agreements, we also offer ongoing energy services to customers who purchased their solar energy system through unaffiliated response to changing dynamics and regulatory developments. We believe our differentiated dealer model enables us to have lower fixed costs and reduced fixed overhead expenses relative to our peers who bear the burden of local market origination, as well as sales, marketing and installation costs, although use of our dealer model means we do not have direct control over certain costs related to our business.

- **Mutually beneficial partnership with our dealers.** Attracting the best dealers in the business to partner with us has been one of our principal goals since we began operating. We have successfully developed and built our dealer network by offering a compelling value proposition. We have a suite of branding, marketing and technology tools and products to support our dealers' origination efforts at attractive unit economics. In turn, our dealers benefit from being able to sell a Sunnova-branded solar service agreement that is backed by our best-in-class customer service and proven financing track record. We also have multi-year exclusivity arrangements with several key dealers, under which these dealers will generally not sell solar energy systems for any other company. For certain other dealers, substantially all of the solar service agreements originated by such dealers are Sunnova agreements, although they are under no exclusivity arrangement. We instill trust in our dealers and do not compete with them in their local markets.

- **Stable and diversified business model**. Our business model is underpinned by contracted cash flows, geographic diversification and proven technology. Our assets are supported by long-term contracted cash flows, with most of our solar service agreements having an initial term of 25 years and in some cases a 10-year renewal option. Our stringent customer credit approval policies have resulted in limited defaults in customer payments on our solar service agreements. As of March 31, 2019, our customers had, at the time of signing the solar service agreement, an average FICO score of 737. In addition, we believe our diversification across geographies and equipment manufacturers contributes to the overall stability of our business. As of March 31, 2019, approximately 29%, 26% and 14% of our solar energy systems were located in New Jersey, California, and Puerto Rico, respectively, with our total reach spanning more than 20 U.S. states and territories, reducing the adverse impact on our business of adverse climate, regulatory or economic conditions in any one jurisdiction. Additionally, we have a broad range of suppliers for our solar energy and energy storage system components, which tends to reduce warranty concentration and component and supply risk.

- **Demonstrated access to diversified funding sources.** We have financed the capital investment required for solar energy system and energy storage system installations from a broad range of sources and investors, including large institutional investors, private equity sponsors and limited foreign investment. Our relationships with, and access to, these investors have allowed us to raise more than $4.0 billion of committed capital since our inception in indebtedness, tax equity and preferred equity. Our diversified access to capital and long-term relationships with multiple funding sources have enabled us to retain significant assets on our balance sheet, without the need to sell assets to raise cash. We believe that our strong balance sheet and access to capital provides us with a competitive advantage. However, we may not be able to access sources of capital due to general market conditions, market perception of our business or the renewable energy industry as a whole.

- **Focused and experienced management team.** Our CEO and founder has always led our company with a focused and consistent goal of providing reliable and affordable solar energy through best-in-class customer service. Our management team's long-term focus and commitment underpin everything we do. In addition, our management team has substantial experience in the renewable energy and power sectors and was among the pioneers of the distributed solar industry, providing the team a strong understanding of dealer networks and the associated benefits of the dealer network model. Our CEO and founder has founded two prior successful residential solar businesses, and our management team has multi-disciplinary experience in sales, marketing, legal and project

## MANAGEMENT

### Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of June 30, 2019:

| Name | Age | Position |
|---|---|---|
| *Executive Officers:* | | |
| William J. Berger . . . . . . . . . . . . . . . | 45 | Chairman of the Board, President and Chief Executive Officer |
| Stuart D. Allen . . . . . . . . . . . . . . . . | 55 | Executive Vice President, Human Resources |
| Walter A. Baker . . . . . . . . . . . . . . . | 58 | Executive Vice President, General Counsel and Secretary |
| Michael P. Grasso . . . . . . . . . . . . . . | 49 | Executive Vice President and Chief Marketing Officer |
| Kris W. Hillstrand . . . . . . . . . . . . . . | 55 | Executive Vice President of Technology and Service Operations |
| Robert L. Lane . . . . . . . . . . . . . . . . | 47 | Executive Vice President and Chief Financial Officer |
| Meghan Nutting . . . . . . . . . . . . . . . . | 38 | Executive Vice President, Policy and Communications |
| John T. Santo Salvo . . . . . . . . . . . . . | 54 | Executive Vice President of Channel Operations and Chief Procurement Officer |
| | | |
| *Non-Employee Directors:* | | |
| Rahman D'Argenio . . . . . . . . . . . . . . | 40 | Director |
| Matthew DeNichilo . . . . . . . . . . . . . . | 35 | Director |
| Doug Kimmelman . . . . . . . . . . . . . . . | 59 | Director |
| Mark Longstreth . . . . . . . . . . . . . . . | 37 | Director |
| Michael C. Morgan . . . . . . . . . . . . . . | 50 | Director |
| C. Park Shaper . . . . . . . . . . . . . . . . | 50 | Director |
| Scott D. Steimer . . . . . . . . . . . . . . . | 30 | Director |

## Executive Officers

*William J. (John) Berger*—Mr. Berger founded Sunnova Energy Corporation in 2012 and has since then served as Chief Executive Officer, President and Chairman of the Board and was elected as our President and Chief Executive Officer and one of our directors on April 1, 2019. With more than two decades of experience in the electric power industry, Mr. Berger is an energy entrepreneur who has always supported free market competition, consumer choice and the advancement of energy technology to power energy independence. Before Sunnova, Mr. Berger served as Founder and Chief Executive Officer at SunCap Financial, a residential solar service provider. He also founded Standard Renewable Energy, a provider and installer of renewable energy and energy-efficient products and services. Mr. Berger received his Masters of Business Administration from Harvard Business School and graduated cum laude from Texas A&M University with a Bachelor of Science degree in civil engineering.

*Stuart D. Allen*—Mr. Allen has served as Sunnova's Executive Vice President, Human Resources since he joined Sunnova in June 2018 and will be elected as one of our executive officers in connection with this offering. Mr. Allen previously served as Vice President, Human Resources and Administrative Services of Atwood Oceanics, Inc., a publicly traded offshore drilling company ("Atwood"), from April 2014 to October 2017. Mr. Allen also served as Director, Human Resources of Atwood from July 2013 to April 2014. He joined Atwood in 2008 as the Area Manager—HR Services based in Perth, Australia. Mr. Allen has also held various operations, management and human resources roles at Katanga Mining Ltd. from 2007 to 2008 and at Alcoa World Alumina LLC from 1994 to 2007. Mr. Allen has over three decades of experience in various industries including, minerals extraction and offshore drilling. He has held senior positions in operations and general management, human resources, organizational development, labor relations, training and administrative roles. Mr. Allen holds a Master's Degree in Industrial Relations, a Post Graduate Degree in Education, and a Bachelor's Degree in Physiology and Industrial Relations from the University of Western Australia.

affiliation with Energy Capital Partners, where he is a Vice President. He is involved in all areas of the firm's investment activities, with particular emphasis on fossil and renewable power generation. Prior to joining ECP in 2015, Mr. Steimer worked in the Power & Utilities Investment Banking Group at Bank of America Merrill Lynch from April 2013 to March 2015. Mr. Steimer received his Bachelor of Science degree in Finance and Accounting from Ithaca College.

**Code of Conduct and Code of Ethics for Chief Executive Officer and Senior Financial Officers**

Our board of directors has adopted a Code of Conduct and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that will apply upon the completion of this offering. The Code of Conduct applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers applies to William J. Berger and our other senior financial officers. The full text of our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers will be posted on the investor relations page on our website. We intend to disclose any amendments to our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, or waivers of their requirements, on our website or in filings under the Exchange Act.

**Board of Directors**

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of eight directors, seven of whom will qualify as "independent" under the listing standards of the NYSE. One additional independent director will be appointed to our board of directors following the completion of the offering.

Our existing certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our new amended and restated certificate of incorporation and new amended and restated bylaws that will become effective immediately prior to or contemporaneously with the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

**Classified Board of Directors**

Our new amended and restated certificate of incorporation that will become effective immediately prior to or contemporaneously with the completion of this offering will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

- Messrs. Berger, Morgan and D'Argenio

- Messrs. Shaper, Longstreth and Steimer

- Messrs. DeNichilo and Kimmelman

Each director's term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of three of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of us.

The Committee will determine the participants to receive awards and the terms, conditions and limitations applicable to each such award, which conditions may, but need not, include continuous service, achievement of specific business objectives, attainment of specified growth rates, increases in specified indices or other comparable measures of performance.

*Eligibility*

Persons eligible for awards are (i) all employees of our company and its subsidiaries, (ii) consultants and (iii) directors.

*Shares Available for Awards*

The LTIP provides that up to 5,229,318 shares of common stock, plus the shares remaining available for awards under the prior option plans, may be issued, all of which may be issued as incentive stock options under Section 422 of the Code.

The number of shares of common stock that are the subject of awards under the LTIP or the prior option plans that are forfeited or terminated, expire unexercised, are settled in cash in lieu of common stock or are exchanged for awards that do not involve common stock immediately become available for additional awards under LTIP. The number of shares reserved for issuance under the LTIP will be increased on the first day of each fiscal year beginning with the 2020 fiscal year, in an amount equal to the lesser of (i) a number of shares such that the total number of shares that remain available for additional grants under the LTIP equals five percent (5%) of the outstanding shares of all classes of the company's common stock on the last day of the immediately preceding fiscal year or (ii) such number of shares determined by the board of directors.

*Amendment; Termination*

The board of directors may amend, modify, suspend or terminate the LTIP for the purpose of addressing any changes in legal requirements or for any other lawful purpose, except that no amendment that would adversely affect the rights of any participant under any award previously granted to such participant may be made without the consent of such participant and no amendment will be effective prior to its approval by the stockholders of the company to the extent such approval is then required pursuant to Rule 16b-3 in order to preserve the applicability of any exemption provided by such rule to any award then outstanding (unless the holder of such award consents) or to the extent stockholder approval is otherwise required by applicable law. The LTIP will expire on the tenth anniversary of its adoption, unless sooner terminated by the board of directors.

*Adjustment*

The Committee may make certain adjustments, including changes to the shares subject to outstanding awards and shares available for grant under the LTIP, in the event of any subdivision, split or consolidation of outstanding shares of common stock, any declaration of a stock dividend payable in shares of common stock, any recapitalization or capital reorganization of the company, any consolidation or merger of the company with another corporation or entity, any adoption by the company of any plan of exchange affecting the common stock or any distribution to holders of common stock of securities or property (other than normal cash dividends).

*Change in Control*

The consequences of a change in control (as defined in the LTIP) on any outstanding award shall be determined by the Committee and may be reflected in the applicable award agreement, or may be as provided in an individual severance or employment agreement to which a participant is a party. Additionally, pursuant to the LTIP, upon a change in control, the Committee, in its discretion, may (i) provide for the substitution of awards under the LTIP, (ii) provide for the acceleration of the vesting and exercisability of, or lapse of restrictions with

# CORPORATE REORGANIZATION

Sunnova Energy Corporation was incorporated in Delaware on October 22, 2012. Sunnova Energy International Inc., the issuer in this offering, was incorporated in Delaware on April 1, 2019 to enable Sunnova Energy Corporation to implement a holding company organizational structure, to be effected by a merger conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, as described below. We refer to this transaction as the "Merger."

Immediately prior to the Merger, Sunnova Energy International Inc. will be a direct, wholly-owned subsidiary of Sunnova Energy Corporation, and Sunnova Merger Sub Inc., a Delaware corporation which we refer to as "Merger Sub," will be a direct, wholly-owned subsidiary of Sunnova Energy International Inc. Merger Sub was organized for the sole purpose of implementing the Merger. Immediately prior to or contemporaneously with the completion of this offering, Merger Sub will merge with and into Sunnova Energy Corporation, with Sunnova Energy Corporation continuing as the surviving corporation. Each issued and outstanding share of common stock of Sunnova Energy Corporation will be converted into one share of common stock of Sunnova Energy International Inc., and each issued and outstanding share of preferred stock of Sunnova Energy Corporation will be converted into one share of preferred stock of Sunnova Energy International Inc., as described below. The separate corporate existence of Merger Sub will cease, and all of the issued and outstanding shares of Sunnova Energy International Inc. owned by Sunnova Energy Corporation will be automatically canceled and retired. As a result of the Merger, each stockholder of Sunnova Energy Corporation will become a stockholder of Sunnova Energy International Inc., holding the same proportional equity interests as immediately prior to the Merger, each holder of an option to purchase common stock of Sunnova Energy Corporation will become a holder of an option to purchase common stock of Sunnova Energy International Inc. on substantially the same terms as in effect immediately prior to the Merger, and Sunnova Energy Corporation will become a direct, wholly-owned subsidiary of Sunnova Energy International Inc.

The liabilities of Sunnova Energy Corporation will not be assumed by Sunnova Energy International Inc. in the Merger and will continue to be obligations of Sunnova Energy Corporation, and the assets of Sunnova Energy Corporation will not be transferred to Sunnova Energy International Inc. and will continue to be assets of Sunnova Energy Corporation; provided, however, that in connection with the Merger, Sunnova Energy International Inc. will assume the Stock Option Plan of Sunnova Energy Corporation and the 2013 Stock Option Plan of Sunnova Energy Corporation, as well as each option outstanding immediately prior to the effective time of the Merger.

We will consummate a 1 for 2.333 reverse stock split of our issued and outstanding common stock (the "Reverse Stock Split") effective immediately prior to the consummation of this offering.

Additionally, in connection with the offering, our Series A common stock will be redesignated as our common stock and all 23,870 shares of our Series B common stock (giving effect to the Reverse Stock Split) will convert into 23,870 shares of our common stock (the "Common Stock Conversion").

Furthermore, we expect that, immediately prior to or contemporaneously with the completion of this offering:

- Energy Capital Partners, as the holder of a $15.0 million subordinated convertible note due December 31, 2019 (the "2019 subordinated convertible note"), will exercise its right to convert the principal amount of the 2019 subordinated convertible note plus any accrued and unpaid interest as of the date of conversion into approximately 3,313,833 shares of Series A convertible preferred stock, and

- a $15.0 million subordinated convertible note due September 30, 2021 (the "2021 subordinated convertible note" and, together with the 2019 subordinated convertible note, the "subordinated convertible notes"), which we issued in June 2019 (the "Subordinated Convertible Note Issuance") to Energy Capital Partners and other investors, plus any accrued and unpaid interest as of the date of conversion will automatically convert immediately prior to the offering into approximately 2,609,503 shares of Series C convertible preferred stock,

which Series A convertible preferred stock and Series C convertible preferred stock will in turn, collectively, convert into common stock in the Preferred Stock Conversions (as defined below) (collectively, the "Subordinated Convertible Note Conversion"). For more information on the subordinated convertible notes, please read "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements—Convertible Notes*."

Furthermore, immediately prior to or contemporaneously with the completion of this offering, approximately 108,133,492 shares of our Series A convertible preferred stock and approximately 32,954,330 shares of our Series C convertible preferred stock, which represent all of the outstanding shares of our Series A convertible preferred stock and Series C convertible preferred stock, (giving effect to the Subordinated Convertible Note Conversion) will convert into approximately 60,474,816 shares of our common stock pursuant to the terms of our existing amended and restated certificate of incorporation (the "Preferred Stock Conversion" and, collectively with the Common Stock Conversion, the "Capital Stock Conversions"). We refer to these transactions, collectively with the Reverse Stock Split and the Merger, as the "Corporate Reorganization."

In addition, immediately following the completion of this offering we intend to use a portion of the net proceeds to us from this offering, to redeem our senior convertible notes due March 2021 (the "senior convertible notes"), of which $45.4 million aggregate principal amount was currently outstanding. We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million based on the midpoint of the price range set forth on the cover of this prospectus) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption. For more information on the senior convertible notes, please read "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements—Convertible Notes*."

For additional information on our Series A convertible preferred stock and the Capital Stock Conversions, please read the section entitled "*Corporate Reorganization*." The following table summarizes purchases of our Series A convertible preferred stock by related persons pursuant to the Purchase and Exchange agreement:

| Stockholder | March 2016 to March 2018 | | | October to December 2017 | | March 2018 | Total Amount Issued | Value (*in millions*) |
|---|---|---|---|---|---|---|---|---|
| | Cash | Series A and B Convertible Preferred Stock Conversion | AP5H Debt Conversion | 2018 Subordinated Convertible Note Conversion | Cash | Series B Convertible Preferred Conversion | | |
| Energy Capital Partners III, LLC(1) | $56,341,483 | – | – | 2,852,790 | $2,482,800 | 9,468,595 | 71,145,668 | $378.8 |
| Franklin Square Investments(2) | – | – | 10,313,339 | – | $ 640,343 | – | 10,953,682 | $ 58.3 |
| Elk Mountain Ltd.(3) | – | 7,561,322 | – | – | $ 674,590 | 1,104,293 | 9,340,205 | $ 49.7 |
| MTP Energy Master Fund Ltd.(4) | – | 1,915,657 | 1,909,041 | – | $ 270,784 | – | 4,095,482 | $ 21.8 |
| BCP-IVC, LP(5) | – | 2,739,395 | – | – | – | – | 2,739,395 | $ 14.6 |
| Triangle Peak Partners II, LP(6) | – | 1,915,657 | 137,134 | – | $ 301,934 | 8,334 | 2,363,059 | $ 12.6 |
| SEIS Holdings LLC(7) | – | 1,724,093 | – | – | $ 260,800 | 363,789 | 2,348,682 | $ 12.5 |
| CGK Holdings LLC(8) | – | 162,835 | – | – | $ 24,619 | – | 187,454 | $ 1.0 |
| Richard A Rabinow(9) | – | 57,469 | 7,950 | – | $ 3,906 | 69,453 | 138,778 | $ 0.7 |
| Portcullis Partners, LP(10) | – | – | 108,117 | – | $ 11,020 | 15,265 | 134,402 | $ 0.7 |
| William J. Berger(11) | – | 51,723 | 16,218 | – | $ 40,037 | – | 107,978 | $ 0.6 |
| Jordan D. Kozar(12) | – | – | – | – | – | 31,460 | 31,460 | $ 0.2 |
| Jordan Fruge(13) | – | 28,735 | 994 | – | – | – | 29,729 | $ 0.2 |

(1) Includes Energy Capital Partners III, LLC and its sponsored funds.

(2) Includes Franklin Square Energy Partners together with FSIC I, FSIC II and FSIC III funds.

(3) Includes funds held by Minion Trails Ltd., collectively controlled by Russell Gordy, former member of the Board of Directors of Sunnova Energy Corporation.

(4) Fund formerly holding more than 5% ownership.

(5) Fund related to Brock Capital Group, LLC., formerly holding more than 5% ownership.

(6) Includes Triangle Peak Partners II, LP and TPP II Annex Fund, LP (collectively "Triangle Peak Partners"). Mike Morgan, member of the Board of Directors of Sunnova Energy Corporation, serves as a co-founder of Triangle Peak Partners.

(7) Park Shaper, member of the Board of Directors of Sunnova Energy Corporation, retains voting and dispositive control over this entity.

(8) David Kinder, former member of the Board of Directors of Sunnova Energy Corporation, retains voting and dispositive control over this entity.

(9) Former member of the Board of Directors of Sunnova Energy Corporation; includes shares directly purchased and controlled through Rebecca Rabinow Management Trust and the 1811 Pesikoff Family Trust.

(10) Mike Morgan, member of the Board of Directors of Sunnova Energy Corporation, retains voting and dispositive control over this entity.

(11) Funds affiliated with our CEO and Chairman of the Board of Directors, both directly held and through Jackson Leigh Ventures, LLC.

(12) Shares purchased by our former Chief Financial Officer which were subsequently repurchased by Sunnova Energy Corporation.

(13) Shares purchased by our former Chief Marketing Officer.

**Series B Convertible Preferred Stock Financings**

From November 2017 to January 2018, we sold an aggregate of 10,723,861 shares of our Series B convertible preferred stock at a purchase price of $3.73 per share, for an aggregate purchase price of $40.0 million. On March 29, 2018, all outstanding shares of our Series B convertible preferred stock were exchanged for an aggregate 11,112,285 newly issued shares of our Series A convertible preferred stock. There are not currently any shares of our Series B convertible preferred stock authorized or outstanding. The following table summarizes purchases of our Series B convertible preferred stock by related persons:

| Stockholder | Cash | Value (in millions) |
|---|---|---|
| Energy Capital Partners III, LLC(1) . . . . . . . . . . . | 9,137,625 | $34.1 |
| Elk Mountain Ltd.(2) . . . . . . . . . . . . . . . . . . . . . . | 1,065,693 | $ 4.0 |
| SEIS Holdings LLC(3) . . . . . . . . . . . . . . . . . . . . | 351,073 | $ 1.3 |
| Richard A Rabinow(4) . . . . . . . . . . . . . . . . . . . . | 67,025 | $ 0.3 |

(1) Includes Energy Capital Partners III, LLC and its sponsored funds.
(2) Includes funds held by Minion Trails Ltd., collectively controlled by Russell Gordy, former member of the Board of Directors of Sunnova Energy Corporation.
(3) Park Shaper, member of the Board of Directors of Sunnova Energy Corporation, retains voting and dispositive control over this entity.
(4) Former member of the Board of Directors of Sunnova Energy Corporation; includes shares directly purchased and controlled through Rebecca Rabinow Management Trust and the 1811 Pesikoff Family Trust.

**Series C Convertible Preferred Stock Financings**

From March 2018 through November 2018, we sold an aggregate of 30,344,827 shares of our Series C convertible preferred stock at a purchase price of $5.80 per share, for an aggregate purchase price of $176.0 million. For additional information on our Series C convertible preferred stock and the Capital Stock Conversions, please read the section titled "*Corporate Reorganization.*" The following table summarizes purchases of our Series C convertible preferred stock by related persons:

| Stockholder | Cash | Value (in millions) |
|---|---|---|
| QSIP LP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,551,724 | $125.0 |

**Share Repurchases**

On January 15, 2019, pursuant to a separation agreement between Sunnova Energy Corporation and Jordan Kozar, we repurchased 31,460 shares of our Series A convertible preferred stock from Mr. Kozar at a purchase price of $5.80 a share for an aggregate purchase price of $0.2 million.

<center>**Debt Financings**</center>

**Senior Convertible Notes**

On April 24, 2017, we issued and sold an aggregate principal amount of $80.0 million of our 12.00% senior secured notes in a private placement to a total of three institutional accredited investors at an issue price of 98%, for an aggregate purchase price of $78.4 million. In May 2018 and January 2019, the terms of these senior secured notes were amended to extend the maturity date from October 2018 to January 2019 and from January 2019 to July 2019, respectively. The senior secured notes are solely the obligations of Sunnova Energy Corporation and are secured by substantially all of Sunnova Energy Corporation's assets, including pledges of the equity in its direct subsidiaries. In April 2019, the terms of these senior secured notes were amended so that,

<center>158</center>

among other things, (i) the interest rate on the notes decreased from 12.00% per annum to 9.50% per annum, of which 4.75% is payable in cash quarterly and the remaining 4.75% is payable in additional debt securities having the same terms, (ii) the maturity date was extended from July 2019 to March 2021 and (iii) a conversion feature was added such that the notes will be convertible into common stock, at the election of the holder, in full, following an initial public offering by us of at least $225.0 million in gross proceeds or, up to 50% of such notes will be convertible into common stock, following an initial public offering by us of less than $225.0 million in gross proceeds; provided that we have converted the full amount of the 2019 subordinated convertible promissory note to equity in connection with this offering. Each holder may elect to convert any or all of its notes at a price per share equal to the lesser of (A) $6.75 (as adjusted for any stock splits or other similar transactions which may occur prior to the initial public offering) and (B) 80% of the price per share to the public in the initial public offering. Following our initial public offering of at least $225.0 million in gross proceeds, any senior convertible notes that are not converted at the election of the holder are required to be redeemed at a price equal to par, plus accrued and unpaid interest (including a cash payment representing all accrued and unpaid pay-in-kind interest to the redemption date), plus a redemption premium. The redemption premium is the value of the number of shares of common stock (using the price per share in this offering) equal to the excess (if any) of (x) the quotient obtained by dividing the aggregate principal amount of the notes so redeemed by the applicable conversion price that would have been applicable to a conversion of over (y) the quotient obtained by dividing the aggregate principal amount of the notes being redeemed by the public offering price per share of common stock in this offering. If the notes are redeemed or otherwise retired prior to the occurrence of an initial public offering, in lieu of the initial public offering redemption premium, we would be required to issue one or more warrants for an aggregate number of shares of our common stock equal to the initial public offering Redemption Premium as a condition to the redemption or retirement. The warrants will be automatically exercisable on a cashless basis for a price of $0.01 upon consummation of an initial public offering. If issued, any warrants would expire on March 30, 2021. In June 2019, the terms of these senior convertible notes were amended to permit the Subordinated Convertible Notes Issuance.

On July    , 2019, all of the holders of our senior convertible notes agreed to irrevocably waive their right to convert their respective senior secured notes into common stock in connection with this offering. We expect all of the senior convertible notes will be redeemed with a portion of the net proceeds of this offering. We expect the aggregate redemption price for all of our senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million based on the midpoint of the price range set forth on the cover of this prospectus) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption.

**Subordinated Convertible Notes**

In August 2017, we issued to Energy Capital Partners a subordinated convertible note, pursuant to which we promised to pay Energy Capital Partners $15.0 million plus payment-in-kind interest which accrued at an interest rate of 12.00% per annum, on the earlier of (i) the repayment of our senior secured notes or (ii) November 2018 (the "2018 subordinated convertible note"). This subordinated convertible note allowed for Energy Capital Partners to convert the outstanding principal balance (including accrued paid-in-kind interest) into Series A convertible preferred stock at a rate equal to the lesser of approximately $5.32 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting convertible preferred stock) or the lowest purchase price per share of Series A convertible preferred stock issued after the date of the 2018 subordinated convertible note. In October 2017, Energy Capital Partners exercised the conversion option and converted the aggregate outstanding principal, including paid-in-kind interest, of $15.2 million into 2,852,790 shares of Series A convertible preferred stock and the 2018 subordinated convertible note was terminated.

In March 2018, we issued to Energy Capital Partners a subordinated convertible note (the "2019 subordinated convertible note"), pursuant to which we promised to pay Energy Capital Partners $15.0 million plus payment-in-kind interest which accrues at an interest rate of 12.00% per annum, on the earlier of (i) the repayment of our senior secured notes or (ii) May 2019. The 2019 subordinated convertible note allows for Energy Capital Partners to convert the outstanding principal balance (including accrued paid-in-kind interest) into Series A convertible preferred stock at a rate equal to the lesser of approximately $5.32 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting convertible preferred stock) or the lowest purchase price per share of Series A convertible preferred stock issued after the date of this subordinated convertible note. In January 2019, the terms of the 2019 subordinated convertible note were further amended to extend the maturity date from May 2019 to December 2019.

We expect that, immediately prior to or contemporaneously with the completion of this offering, Energy Capital Partners will exercise its right to convert the principal amount of the subordinated convertible note plus any accrued and unpaid interest as of the date of conversion into approximately 3,313,833 shares of Series A convertible preferred stock, which in turn will convert into approximately 1,420,419 shares of common stock.

In June 2019, we issued a subordinated convertible note for $15.0 million (the "2021 subordinated convertible note") to certain of our existing investors, including those exercising preemptive rights, which is subordinated to the senior convertible notes and ranks equally with the 2019 subordinated convertible note. The maturity date of the 2021 subordinated convertible note is the earlier of (a) the repayment of the senior secured notes or (b) September 2021. The 2021 subordinated convertible note bears interest at an annual rate of 12.00%, which is only payable by increasing the outstanding principal balance of the 2021 subordinated convertible note quarterly until maturity. Under the terms of the 2021 subordinated convertible note, we cannot make cash payments for interest or principal on the 2021 subordinated convertible note until the senior convertible notes have been repaid in full. Upon a qualifying initial public offering or the election of the holder, the outstanding principal balance (including any accrued paid-in-kind interest) of the 2021 subordinated convertible note will convert into Series C convertible preferred stock at a rate equal to the lesser of $5.80 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting the Series C convertible preferred stock) or the lowest purchase price per share of Series C convertible preferred stock issued after the date of the 2021 subordinated convertible note. The Series C convertible preferred stock received upon such conversion would be converted into additional common stock.

We expect that immediately prior to the completion of this offering, the 2021 subordinated convertible note plus any accrued and unpaid interest will automatically convert into approximately 2,609,503 shares of Series C convertible preferred stock, which in turn will convert into approximately 1,118,507 shares of common stock in the Preferred Stock Conversions.

**AP5H Mezzanine Debt**

In November 2014, one of our subsidiaries entered into a credit facility with an aggregate borrowing capacity under the credit facility of up to $250 million with a group of lenders, including GSO Capital Partners, LP, and Wilmington Trust, N.A., as administrative agent, to obtain funding for solar energy systems and related assets and a portion of our working capital and general and administrative expenses. The loans under the credit facility bore interest at an annual rate of 12%. In June 2015, the credit facility was amended to increase the maximum amount of the commitments to $350.0 million. We guaranteed the obligations of the credit facility and the obligations were secured by a pledge of the equity of the subsidiary borrower. In April 2017, the aggregate outstanding principal and related paid-in-kind amounts under the credit facility of $233.1 million were fully repaid and the credit facility was terminated.

**Subordinated Loan Conversion**

In August 2017, we entered into the 2018 subordinated convertible note in the amount of $15.0 million with a group of lenders, including Energy Capital Partners. The 2018 subordinated convertible note bore interest at an annual rate of 12%. In October 2017, the principal and accrued interest under the 2018 subordinated convertible note were exchanged for 2,852,790 shares of our Series A convertible preferred stock.

**Bonus Agreement**

In March 2018, we entered into a Bonus Agreement with Mr. Berger (the "Bonus Agreement") providing that each year beginning January 1, 2019, one-fourth of the outstanding loan balance (and related accrued and unpaid interest) under the promissory notes executed by Mr. Berger and Jackson Leigh Ventures, LLC, an entity controlled by Mr. Berger, in favor of Sunnova Energy Corporation, in combined aggregate principal amounts totaling $1,702,523 (the "JLV Notes"), is to be forgiven provided that Mr. Berger remains employed through the applicable forgiveness date, such that the full amount of the JLV Notes will be forgiven as of January 1, 2022. In connection with the Bonus Agreement, Mr. Berger's NEO Employment Agreement was amended to increase his bonus potential to 175% of base salary (from 125% of base salary). In the event that Mr. Berger's employment is terminated due his death or permanent disability, the Bonus Agreement provides that the full amount of the then outstanding balance of the Notes (and related accrued interest) would be forgiven. In January 2019, one-fourth of the balance of the Notes was forgiven pursuant to the Bonus Agreement. On June 20, 2019, as additional bonus compensation, the remaining principal and interest in the amount of $1,374,896 associated with the JLV Notes was forgiven, and Sunnova Energy Corporation agreed to pay Mr. Berger a bonus to reimburse him for the expected tax liability associated with such forgiveness of $892,039.

**Stockholders Agreement**

In connection with this offering, we intend to enter into a new stockholders agreement with Energy Capital Partners and QSIP LP that will provide Energy Capital Partners and their affiliates who own our shares (the "ECP Stockholders") and QSIP LP and their affiliates who own our shares (the "Quantum Stockholders") certain rights to designate nominees for election to our board of directors. The stockholders agreement will provide that, subject to compliance with applicable law and stock exchange rules, for so long as the ECP Stockholders beneficially own at least 50% of our common stock then outstanding, it shall be entitled to designate a majority of the directors on our board of directors; for so long as the ECP Stockholders beneficially own at least 30% of our common stock then outstanding, they shall be entitled to designate a number of directors equal to one fewer than a majority of the directors; for so long as the ECP Stockholders beneficially own at least 20% of our common stock then outstanding, they shall be entitled to designate the greater of three directors and 25% of the total number of directors (rounded up to the next whole number); for so long as the ECP Stockholders beneficially own at least 10% of our common stock then outstanding, they shall be entitled to designate the greater of two directors and 15% of the total number of directors (rounded up to the next whole number); and for so long as the ECP Stockholders beneficially own at least 5% of our common stock then outstanding, they shall be entitled to designate one director. The stockholders agreement will provide that, subject to compliance with applicable law and stock exchange rules, for so long as the Quantum Stockholders beneficially own at least 5% of our common stock then outstanding, they shall be entitled to designate one director.

Pursuant to the stockholders agreement, immediately following this offering and the Recapitalization Transactions, our board of directors will initially consist of eight directors, four of whom are to be designated by the ECP Stockholders and one of whom is to be designated by the Quantum Stockholders.

The ECP Stockholders and the Quantum Stockholders shall be entitled to designate the replacement for any of their respective board designees whose board service terminates prior to the end of the director's term regardless of their beneficial ownership at such time. The ECP Stockholders shall also have the right, but not the obligation, to designate at least one of their nominees as a member to each of the committees of our board of directors for so long as they have the right to designate at least one director, subject to compliance with applicable law and stock exchange rules.

For so long as the ECP Stockholders hold at least 30% of our outstanding common stock, we and (to the extent applicable) our subsidiaries shall not, without the approval of the ECP Stockholders:

- effect any transaction or series of related transactions that would result in a change of control under our existing credit agreements, a sale of all or substantially all of our assets or the acquisition by any person or group, other than the ECP Stockholders, of equity interests representing more than 50% of our total voting power (or enter into any agreement to take such action);

- issue any additional equity securities of Sunnova Energy International other than under equity compensation plans approved by our shareholders or intra-company issuances among the company and our subsidiaries; or

- change the size of the board of directors of Sunnova Energy International.

Additionally, for as long as the ECP Stockholders or the Quantum Stockholders hold at least 10% of our outstanding common stock, any directors designated by the ECP Stockholders or the Quantum Stockholders, respectively, will have certain information and access rights to our management, including the right to receive our annual budget, business plan and financial forecasts.

The stockholders agreement will terminate upon the earliest to occur of (a) the dissolution of Sunnova Energy International and (b) the written agreement of, the ECP Stockholders, the Quantum Stockholders, and us. At such time as the ECP Stockholders or the Quantum Stockholders no longer collectively beneficially own at least 5% of our outstanding Common Stock, the ECP Stockholders or the Quantum Stockholders, as applicable, shall have no further rights or privileges under the stockholders agreement or otherwise be entitled to the benefits thereof.

**Registration Rights Agreements**

Upon completion of this offering, we will be a party to our Second Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Additionally, we will be a party to our Amended and Restated Piggy-Back Registration Rights Agreement (the "Piggy-Back Registration Rights Agreement"), which provides, among other things, that certain holders of our capital stock have the right to request that their shares of our capital stock be covered by a registration statement that we are otherwise filing.

**Policies and Procedures for Related Party Transactions**

We have adopted a related persons transaction policy that requires all of our directors and executive officers to report any activity that creates, or appears to create, a potential or actual conflict of interest with respect to their ability to make decisions and act in our best interest. A related party transaction shall be consummated or shall continue only if (i) the nominating and corporate governance committee of our board approves or ratifies such transaction in accordance with the guidelines set forth in such policy, and (ii) the transaction is on terms comparable to those that could be obtained in arm's length dealings with a third party.

**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**

The following table sets forth information as of March 31, 2019, historical and as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters' option to purchase additional shares of our common stock from us, regarding beneficial ownership of our common stock before and immediately following the completion of this offering by:

- each person whom we know to own beneficially more than 5% of our common stock on an as-converted, fully diluted basis;

- each of our directors and named executive officers individually;

- all of our current directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to such stock options that are exercisable as of or within 60 days after March 31, 2019. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such securities but are not outstanding for computing the percentage of any other person.

The table does not reflect any shares of common stock that 5% shareholders, directors and executive officers may purchase in this offering through the directed share program described under *"Underwriting."*

We have based our calculation of the percentage of beneficial ownership prior to this offering on 69,111,414 shares of our common stock outstanding as if the Recapitalization Transactions had occurred as of March 31, 2019. We have based our calculation of the percentage of beneficial ownership after this offering on 18,181,818 shares of our common stock issued by us in the offering and 87,293,232 shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional 2,727,273 shares of our common stock from us in full.

Unless otherwise indicated, the address for each listed stockholder is: c/o Sunnova Energy International Inc., 20 East Greenway Plaza, Suite 475, Houston, Texas 77046. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

| Name of Beneficial Owner | Number of Shares Beneficially Owned | Percent of Shares Beneficially Owned Before the Offering | Percent of Shares Beneficially Owned After the Offering |
|---|---|---|---|
| **Executive Officers and Directors** | | | |
| William J. Berger (1) | 1,837,670 | 2.6% | 2.1% |
| Robert L. Lane | — | — | — |
| Stuart D. Allen (2) | 102,870 | * | * |
| Walter A. Baker (3) | 128,588 | * | * |
| Michael P. Grasso (4) | 128,588 | * | * |
| Kris W. Hillstrand (5) | 235,738 | * | * |
| Meghan Nutting (6) | 88,094 | * | * |
| John T. Santo Salvo (7) | 181,327 | * | * |
| Rahman D'Argenio (8) | — | — | — |
| Matthew DeNichilo | — | — | — |
| Doug Kimmelman (8) | — | — | — |
| Mark Longstreth (9) | — | — | — |
| Michael C. Morgan (10) | 1,946,841 | 2.8% | 2.2% |
| C. Park Shaper (11) | 1,753,199 | 2.5% | 2.0% |
| Scott D. Steimer | — | — | — |
| All Executive Officers and Directors as a Group (15 Persons) (12) | 6,402,915 | 9.2% | 7.3% |
| **5% Stockholders** | | | |
| Energy Capital Partners III, LLC (13) | 38,349,951 | 55.5% | 43.9% |
| QSIP LP (14) | 9,634,505 | 13.9% | 11.0% |
| Entities Affiliated with Elk Mountain Ltd. (15) | 4,655,574 | 6.7% | 5.3% |
| Entities Affiliated with FS Investments (16) | 3,978,209 | 5.8% | 4.6% |

\*      Represents beneficial ownership or voting power of less than one percent (1%).

(1)    Consists of (i) 39,035 shares of common stock, (ii) 206,166 shares of common stock owned by Jackson Leigh Ventures LLC for which Mr. Berger serves as managing member, and (iii) 1,592,469 shares of common stock issued from the exercise of stock options pursuant to the LTIP assuming the satisfaction of the performance-based vesting condition.

(2)    Consists of 102,870 shares of common stock issued from the exercise of stock options pursuant to the LTIP assuming the satisfaction of the performance-based vesting condition.

(3)    Consists of 128,588 shares of common stock issued from the exercise of stock options pursuant to the LTIP assuming the satisfaction of the performance-based vesting condition.

(4)    Consists of 128,588 shares of common stock issued from the exercise of stock options pursuant to the LTIP assuming the satisfaction of the performance-based vesting condition.

(5)    Consists of 235,738 shares of common stock issued from the exercise of stock options pursuant to the LTIP assuming the satisfaction of the performance-based vesting condition.

(6)    Consists of 88,094 shares of common stock issued from the exercise of stock options pusuant to the LTIP assuming the satisfaction of the performance-based vesting condition.

(7)    Consists of 181,327 shares of common stock issued from the exercise of stock options pursuant to the LTIP assuming the satisfaction of the performance-based vesting condition.

(8)    Mr. Kimmelman and Mr. D'Argenio are each a Managing Member of the managing member of Energy Capital Partners III, LLC and may be deemed to beneficially own shares owned by Energy Capital Partners III, LLC and certain of its sponsored funds (the "ECP Funds"), which collectively own 38,349,951

shares of common stock. Mr. Kimmelman and Mr. D'Argenio disclaim beneficial ownership of any common stock beneficially owned by the ECP Funds.

(9) Mr. Longstreth is a Managing Director at Newlight Partners, LP ("Newlight Partners") and may be deemed to beneficially own shares owned by QSIP LP. Mr. Longstreth disclaims beneficial ownership of any common stock beneficially owned by QSIP or Newlight Partners.

(10) Consists of (i) 1,852,757 shares held by Triangle Peak Partners II, LP and TPP II Annex Fund, LP, for which Mr. Morgan serves as Chairman and CEO of the managing entity of such funds and (ii) 94,084 shares held by Portcullis Partners, LP, for which Mr. Morgan serves as President. Mr. Morgan may be deemed to beneficially own securities beneficially owned by Triangle Peak Partners II, LP, TPP II Annex Fund, LP or Portcullis Partners, LP.

(11) Consists of (i) 1,753,199 shares held by SEIS Holdings LLC, for which Mr. Shaper serves as CEO. Mr. Shaper may be deemed to beneficially own securities beneficially owned by SEIS Holdings LLC.

(12) Consists of (i) 3,945,241 shares of common stock beneficially owned by our named executive officers, current directors and other executive officers and (ii) 2,457,674 shares of common stock issued from the exercise of options pursuant to the LTIP assuming the satisfaction of the performance-based vesting condition.

(13) Consists of 38,349,951 shares of common stock held by the ECP Funds. The address for Energy Capital Partners III, LLC is 51 John F Kennedy Pkwy #200 Short Hills, NJ 07078.

(14) Newlight Partners serves as the exclusive investment manager in respect of the shares held by QSIP LP (the "QSP Shares"). The general partner of Newlight Partners is Strategic Investments Group GP LLC ("SIG LLC"), which is controlled by David Wassong and Ravi Yadav. In such capacities, each of the entities and individuals referenced in this paragraph may also be deemed to be the beneficial owners having shared voting power and shared investment power with respect to the QSP Shares as described above. The address of Newlight Partners is 390 Park Avenue, New York NY 10022 and the address for QSIP LP is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005 Cayman Islands.

(15) Consists of 3,954,470 shares of common stock held by Elk Mountain Ltd and 701,104 shares of common stock held by Minion Trails Ltd. Elk Mountain Ltd and Minion Trails Ltd are collectively controlled by Russell Gordy, a former director of Sunnova Energy Corporation. The address for both entities is 100 Waugh Drive, #400 Houston, TX 77007.

(16) Includes 97,515 shares of common stock held by FS KKR Capital Corp. ("FSK"), 195,016 shares of common stock held by FS Investment Corporation II ("FSIC II"), 292,509 shares of common stock by FS Investment Corporation III ("FSIC III") and 3,393,169 shares of common stock held by FS Energy and Power Fund ("FSEP"). Each entity is an externally managed, non-diversified, closed-end management investment company that have elected to be regulated as business development companies under the Investment Company Act of 1940, as amended. The investment adviser to FSK, FSIC II and FSIC III is FS/KKR Advisor, LLC ("FS/KKR"), a partnership between an entity affiliated with Franklin Square Holdings, L.P. (doing business as FS Investments) and KKR Credit Advisors (US) LLC. The investment adviser to FSEP is FS/EIG Advisor, LLC ("FS/EIG"), a partnership between an entity affiliated with Franklin Square Holdings, L.P. (doing business as FS Investments) and EIG Asset Management, LLC. Each of FS/KKR and FS/EIG is a registered investment advisor under the Investment Advisors Act of 1940, as amended. FS/KKR has investment and voting control over the shares of common stock held by FSK, FSIC II and FSIC II and FS/EIG has investment and voting control over the shares of common stock held by FSEP. The address for all entities is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

**DESCRIPTION OF CAPITAL STOCK**

**General**

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to or contemporaneously with the completion of this offering. We expect to adopt a new amended and restated certificate of incorporation and new amended and restated bylaws that will become effective immediately prior to or contemporaneously with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our new amended and restated certificate of incorporation, new amended and restated bylaws and stockholders agreement, copies of which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of 1,010,000,000 shares of capital stock, $0.0001 par value per share, of which

- 1,000,000,000 shares are designated as common stock and

- 10,000,000 shares are designated as preferred stock.

**Common Stock**

**Dividend Rights**

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled "*Dividend Policy*" for additional information.

**Voting Rights**

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Stockholders do not have the ability to cumulate votes for the election of directors.

**No Preemptive or Similar Rights**

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

**Right to Receive Liquidation Distributions**

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

**Fully Paid and Non-Assessable**

All of the shares of our common stock to be outstanding upon completion of this offering will be fully paid and non-assessable.

## Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our new amended and restated certificate of incorporation, our board of directors will have the authority, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series and to establish from time to time the number of shares to be included in each series. Our board of directors may designate the powers, rights, preferences, and privileges of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, and sinking fund terms, in each case without further vote or action by our stockholders. Our board of directors may also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring, or preventing a change in control, restricting dividends on our common stock, diluting the voting power and other rights of our common stock, and impairing the liquidation rights of our common stock. Such issuance could have the effect of decreasing the market price of our common stock. We currently have no plans to issue any shares of preferred stock.

## Options

As of March 31, 2019, employees of our accounting predecessor had outstanding options to purchase an aggregate of 10,160,147 shares of our common stock, with a weighted-average exercise price of approximately $6.79 per share, under our equity compensation plans. In connection with the Merger (see "*Corporate Reorganization*"), we will assume the equity compensation plans of our accounting predecessor and each outstanding option to purchase shares of common stock of our accounting predecessor, and these options will be converted into a right to purchase shares of our common stock on substantially identical terms. As of June 30, 2019, we had outstanding options to purchase 10,067,147 shares of our common stock, with a weighted-average exercise price of approximately $6.80 per share that remained outstanding under our equity compensation plans. Following the completion of the Reverse Stock Split, these awards will represent options to purchase 4,315,108 shares of our common stock, with a weighted average exercise price of approximately $15.87 per share.

## Registration Rights

Upon completion of this offering we will be a party to our Registration Rights Agreement, which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Additionally, we will be a party to our Piggy-Back Registration Rights Agreement, which provides, among other things, that certain holders of our capital stock have the right to request that their shares of our capital stock be covered by a registration statement that we are otherwise filing.

### Demand Registration Rights

Pursuant and subject to the terms of the conditions of the Registration Rights Agreement, if at any time after 180 days after the effective date of the registration statement for this offering, we receive a request from certain of our stockholders, as specified in the Registration Rights Agreement, or any stockholder that is a party to the Registration Rights Agreement and is a holder of at least 40% of our capital stock (other than the capital stock held by such stockholders as specified in the Registration Rights Agreements), in each case that we file a registration statement on Form S-1 with respect to our capital stock, then we shall file a registration statement on Form S-1 under the Securities Act covering all of our capital stock that the initiating stockholders requested to be registered and any additional of our capital stock requested to be included in such registration by any other of our stockholders that are a party to the Registration Rights Agreement.

### Piggyback Registration Rights

Pursuant and subject to the terms of the conditions of the Piggy-Back Registration Rights Agreement, if we propose to offer any of our shares of common stock under the Securities Act in connection with a public offering of such securities solely for cash, we shall, at such time, promptly give each stockholder who is a party to the Piggy-Back Registration Rights Agreement notice of such offering. Upon the written request of such stockholder, we shall, subject to the terms and conditions of the Piggy-Back Registration Rights Agreement, cause to be registered or include in the prospectus supplement, as applicable, all of the common stock owned or held by the each such stockholder (including common stock issued or issuable upon conversion of such stockholder's preferred stock) that each such stockholder has requested to be included in such registration.

## S-3 Registration Rights

Pursuant and subject to the terms of the conditions of the Registration Rights Agreement and the Investors Agreement, if at any time when we are eligible to use Form S-3, we receive a request from certain of our stockholders, as specified in the Registration Rights Agreement, or any stockholder that is a party to the Registration Rights Agreement and is a holder of at least 30% of our capital stock (other than the capital stock held by such stockholders as specified in the Registration Rights Agreements) then outstanding that we file a Registration Statement, including a shelf registration statement, and if we are a "well known seasoned issuer" as defined in Rule 405 promulgated under the Securities Act, that we file an automatic shelf registration statement, on Form S-3 with respect to outstanding capital stock of such stockholders, then we shall file a registration statement on Form S-3 under the Securities Act covering all eligible capital stock requested to be included in such registration by our eligible stockholders.

### Anti-Takeover Provisions

Certain provisions of Delaware law, our new amended and restated certificate of incorporation, and our new amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

## Delaware Law

A corporation may elect not to be subject to Section 203 of the DGCL. We have elected to not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

**Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions**

Our new amended and restated certificate of incorporation and our new amended and restated bylaws will include a number of provisions that could delay or discourage an unsolicited takeover or a change in control or changes in our board of directors or management team, including the following:

- establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our new amended and restated bylaws will specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

- provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us;

- provide that the authorized number of directors may be changed only by resolution of the board of directors;

- provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock or the stockholders agreement, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

- provide that, after the date on which the ECP stockholders beneficially own, in the aggregate, 30% of our outstanding common stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

- provide that, after the date on which the ECP stockholders beneficially own, in the aggregate, 30% of our outstanding common stock, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock;

- provide that, after the date on which the ECP stockholders beneficially own, in the aggregate, 30% of our outstanding common stock, special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board; and

- provide that our bylaws can be amended by the board of directors.

**Choice of Forum**

Our new amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or

We have entered into or will enter into separate indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. We believe that these agreements and insurance policies are necessary to attract and retain qualified individuals to serve as directors and executive officers.

These indemnification provisions and the indemnification agreements entered into between us and our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, which may be incurred by them in their capacity as such.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

**Listing**

We have been approved to list our common stock on the NYSE under the symbol "NOVA," subject to official notice of issuance.

## SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for shares our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of shares of our common stock in the public market, or the availability of such shares for sale in the public market or the perception that these sales may occur, could adversely affect the prevailing market prices from time to time and our ability to raise equity capital in the future.

Following the completion of this offering, a total of 87,293,232 shares of our common stock will be outstanding. Of these outstanding shares, all shares of our common stock sold in this offering will be eligible for sale in the public market without restriction under the Securities Act, except that any shares of our common stock purchased in this offering by our "affiliates," as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the conditions of Rule 144 described below.

The remaining shares of our common stock will be deemed "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities will be eligible for sale in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below, the provisions of our Registration Rights Agreement and Piggy-Back Registration Rights Agreement described under the section titled "*Description of Capital Stock—Registration Rights*," the applicable conditions of Rule 144 or Rule 701, and our insider trading policy, shares of our common stock will be eligible for sale in the public market from time to time as follows: (i) beginning on the date of this prospectus, all 18,181,818 shares of our common stock sold in this offering will be immediately available for sale in the public market; and (ii) following the expiration of the lock-up agreements entered into with our executive officers, directors and stockholders identified on page 164, all shares held by them will become eligible for sale in the public markets, subject to any volume and other limitations applicable to the holders of such shares.

### Lock-Up Agreements

We, our executive officers, directors and stockholders identified on page 164, which include holders of shares issuable pursuant to stock options and other equity awards or pursuant to securities convertible into or exercisable for common stock, have entered into lock-up agreements with the underwriters of this offering, under which we and they have agreed that, subject to certain exceptions, without the prior written consent of BofA Securities, Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC (the "Representatives"), we and they will not dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. The Representatives may, in their discretion, release any of the securities subject to these lock-up agreements at any time. See the section titled "*Underwriting*" for a description of certain exceptions to this agreement.

### Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

- 1% of the number of shares of our common stock then outstanding, which will equal shares immediately after the completion of this offering; or

- the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

### Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

### Registration Rights

After the completion of this offering, the holders of up to 68,724,948 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled "*Description of Capital Stock—Registration Rights*" for a description of these registration rights.

### Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register the offer and sale of shares of our common stock subject to outstanding options, as well as reserved for future issuance, under our equity incentive plans, including our 2019 Long-Term Incentive Plan. This registration statement on Form S-8 will become effective immediately upon filing, and shares of our common stock covered by the registration statement may then be publicly resold under a valid exemption from registration and subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See "*Executive Compensation*" for a description of our equity incentive plans.

**INVESTMENT IN SUNNOVA ENERGY INTERNATIONAL INC. BY EMPLOYEE BENEFIT PLANS**

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), restrictions imposed by Section 4975 of the Code, and/or provisions under any federal, state, local, non- U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, "Similar Laws"). For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs and entities whose underlying assets are considered to include "plan assets" of such plans, accounts or arrangements. In considering an investment in shares of our common stock, among other things, consideration should be given to:

- whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

- whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

- whether the investment is permitted under the terms of the applicable documents governing the employee benefit plan;

- whether in making the investment, the employee benefit plan will be considered to hold, as plan assets, (1) only the investment in our common stock or (2) an undivided interest in our underlying assets; and

- whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

**Prohibited Transaction Issues**

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the employee benefit plan, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code.

**Plan Asset Issues**

In addition to considering whether the purchase of common stock is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The U.S. Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some

# UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. BofA Securities, Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

| Name | Number of shares |
|---|---|
| BofA Securities, Inc. | |
| J.P. Morgan Securities LLC | |
| Goldman Sachs & Co. LLC | |
| Credit Suisse Securities (USA) LLC | |
| KeyBanc Capital Markets Inc. | |
| Robert W. Baird & Co. Incorporated | |
| Roth Capital Partners, LLC | |
| Total | 18,181,818 |

The underwriters are committed to purchase all the common shares offered by us. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $    per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters have an option to buy up to 2,727,273 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $    per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

| | Per share | | Total | |
|---|---|---|---|---|
| | Without over-allotment exercise | With full over-allotment exercise | Without over-allotment exercise | With full over-allotment exercise |
| Underwriting discounts and commissions paid by us | $ | $ | $ | $ |
| Expenses payable by us | $ | $ | $ | $ |

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $5.4 million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with their offering of up to $25,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of BofA Securities, Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus; provided that the restrictions described in clause (i) shall not apply to issuances of common stock directly to a seller of a business or assets as part of the purchase price or private placements in connection with acquisitions thereof by us; provided, further, that (x) any such recipient of such shares of common stock will agree to be bound by these restrictions for the remainder of such 180-day period and (y) the aggregate number of shares of common stock that we may offer pursuant to the foregoing proviso shall not exceed 10% of the total number of shares of our common stock issued and outstanding immediately following the completion of the offering contemplated by this prospectus.

Our directors, executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of BofA Securities, Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have been approved to list our common stock on the NYSE under the symbol "NOVA," subject to official notice of issuance.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

At our request, the underwriters have reserved up to 909,091 shares of common stock, or up to 5% of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to our directors, officers, employees and certain other persons associated with us. The sales will be made at our direction by J.P. Morgan and its affiliates through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus.

**Relationships with the underwriters and their affiliates**

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, affiliates of BofA Securities, Inc. and J.P. Morgan Securities LLC have entered into non-binding letters of intent for the right to invest in some of our tax equity funds and they and others may do so in the future. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

**Selling Restrictions**

*Notice to prospective investors in the European Economic Area*

In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares may be made to the public in that Relevant Member State other than:

A.  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

   provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning

## PART II

## INFORMATION NOT REQUIRED IN PROSPECTUS

## ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

|  | Amount to be Paid |
|---|---|
| SEC registration fee .................... | $ 46,000 |
| FINRA filing fee ...................... | 225,500 |
| NYSE listing fee ...................... | 295,000 |
| Printing and engraving expenses ......... | 525,000 |
| Legal fees and expenses ................ | 3,035,000 |
| Accounting fees and expenses ........... | 1,277,000 |
| Transfer agent and registrar fees .......... | 10,000 |
| Miscellaneous expenses ................. | 12,000 |
| Total .......................... | $5,425,500 |

## ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our new amended and restated certificate of incorporation and bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

- for any breach of the director's duty of loyalty to our company or our stockholders;

- for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

- under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

- for any transaction from which the director derived an improper personal benefit.

preferred stock and the Capital Stock Conversions, please read the section entitled "*Description of Our Capital Stock—Series A Convertible Preferred Stock*" and "*Corporate Reorganization*."

From November 2017 through January 2018, Sunnova Energy Corporation sold an aggregate of 10,723,861 shares of its Series B convertible preferred stock to accredited investors at a purchase price of $3.73 per share, for an aggregate purchase price of $40.0 million.

From March 2018 through November 2018, Sunnova Energy Corporation sold an aggregate of 30,344,827 shares of its Series C convertible preferred stock to accredited investors at a purchase price of $5.80 per share, for an aggregate purchase price of $176.0 million.

### *Exchanges of Preferred Stock*

On March 16, 2016, all outstanding shares of Sunnova Energy Corporation's Series A preferred stock and Series B preferred stock were exchanged for an aggregate of 16,315,880 newly issued shares of Sunnova Energy Corporation's Series A convertible preferred stock.

On March 29, 2018, all outstanding shares of Sunnova Energy Corporation's Series B convertible preferred stock were exchanged for an aggregate 11,112,285 newly issued shares of Sunnova Energy Corporation's Series A convertible preferred stock.

### *Conversion of Preferred Stock to Common Stock*

Immediately prior to or contemporaneously with the completion of this offering, the Registrant will issue approximately 60,474,816 shares of its common stock upon conversion of outstanding shares of convertible Series A preferred stock and Series C preferred stock.

### *Option Grants and Common Stock Issuances*

Since January 1, 2016, Sunnova Energy Corporation has granted to its officers, employees and consultants options to purchase an aggregate of 13,744,791 shares of its common stock under its equity compensation plans at exercise prices ranging from approximately $5.33 to $11.64 per share.

Since January 1, 2016, Sunnova Energy Corporation has issued and sold to its officers, employees and consultants an aggregate of 54,918 shares of its common stock upon the exercise of options under its equity compensation plans at an exercise price of $0.79 per share, for aggregate consideration of approximately $50,000.

### *Senior Convertible Notes*

On April 24, 2017, Sunnova Energy Corporation issued and sold an aggregate principal amount of $80.0 million of our 12.00% senior secured notes in a private placement to a total of three institutional accredited investors for an aggregate purchase price of $78.4 million. In May 2018 and January 2019, the terms of these senior secured notes were amended to extend the maturity date from October 2018 to January 2019 and from January 2019 to July 2019, respectively. In April 2019, the terms of the remaining $44.9 million aggregate principal amount of these senior secured notes were amended so that, among other things, (i) the interest rate on the notes decreased from 12.00% per annum to 9.50% per annum, (ii) the maturity date was extended from July 2019 to March 2021 and (iii) a conversion feature was added such that the notes will be convertible into common stock, in full, following an initial public offering by us of at least $225.0 million in gross proceeds or, up to 50% of such notes will be convertible into common stock, following an initial public offering by us of less than $225.0 million in gross proceeds; provided that we have converted the full amount of the 2019 subordinated convertible note to equity in connection with this offering. In June 2019, the terms of these senior convertible notes were amended to permit the Subordinated Convertible Notes Issuance.

On July ___, 2019, all of the holders of the senior convertible notes agreed to irrevocably waive their right to convert their respective senior secured notes into common stock in connection with this offering. We expect that all of the senior convertible notes will be redeemed with a portion of the net proceeds of this offering. We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million based on the midpoint of the price range set forth on the cover of this prospectus) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption.

*Subordinated Convertible Notes*

In August 2017, Sunnova Energy Corporation issued a convertible note for $15.0 million to Energy Capital Partners, which is subordinated to Sunnova Energy Corporation's senior secured notes, with a maturity date of the earlier of (a) the repayment of Sunnova Energy Corporation's senior secured notes or (b) November 2018. This subordinated convertible note was terminated in October 2017.

In March 2018, Sunnova Energy Corporation issued a convertible note for $15.0 million to Energy Capital Partners, which is subordinated to Sunnova Energy Corporation's senior convertible notes, with a maturity date of the earlier of (a) the repayment of Sunnova Energy Corporation's senior convertible notes or (b) May 2019. In January 2019, the terms of this subordinated convertible note were amended to extend the maturity date from May 2019 to December 2019.

In June 2019, Sunnova Energy Corporation issued a subordinated convertible note for $15.0 million to certain of its existing stockholders, including Energy Capital Partners, which is subordinated to Sunnova Energy Corporation's senior convertible notes and ranks equally with the 2019 subordinated convertible note, with a maturity date of the earlier of (a) the repayment of Sunnova Energy Corporation's senior convertible notes or (b) December 2021.

We expect that, immediately prior to or contemporaneously with the completion of this offering, Energy Capital Partners will exercise its right to convert the principal amount of the subordinated convertible note plus any accrued and unpaid interest as of the date of conversion into shares of Series A convertible preferred stock, which in turn will convert into approximately 1,420,419 shares of common stock in the Preferred Stock Conversions.

## ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

*(a) Exhibits.*

| Exhibit Number | Description |
|---|---|
| 1.1* | Form of Underwriting Agreement. |
| 3.1▲ | Form of Second Amended and Restated Certificate of Incorporation of Sunnova Energy International Inc. |
| 3.2▲ | Form of Second Amended and Restated Bylaws of Sunnova Energy International Inc. |
| 4.1* | Form of Common Stock Certificate. |
| 4.2▲ | Form of Stockholders Agreement among Sunnova Energy International Inc. and certain holders of its capital stock, to be in effect upon the completion of this offering. |
| 4.3▲ | Form of Second Amended and Restated Registration Rights Agreement among Sunnova Energy International Inc. and certain stockholders party thereto, to be in effect upon the completion of this offering. |
| 4.4▲ | Form of Amended and Restated Piggyback Registration Rights Agreement among Sunnova Energy International Inc. and certain stockholders party thereto, to be in effect upon the completion of this offering. |
| 4.5#∞ | Indenture, among Helios Issuer, LLC and Wells Fargo Bank, National Association, dated April 19, 2017. |
| 4.6# | Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated April 24, 2017. |
| 4.7#∞ | First Supplemental Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated November 21, 2017. |
| 4.8# | Second Supplemental Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated September 28, 2018. |
| 4.9# | Third Supplemental Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated January 18, 2019. |
| 4.10# | Fourth Supplemental Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated April 5, 2019. |
| 4.11 | Fifth Supplemental Indenture, among Sunnova Energy Corporation and Wilmington Trust, National Association, dated June 26, 2019. |
| 4.12#∞ | Indenture, among Sunnova Helios II Issuer, LLC and Wells Fargo Bank, National Association, dated November 8, 2018. |
| 4.13#∞ | Indenture, among Sunnova RAYS I Issuer, LLC and Wilmington Trust, National Association, dated March 28, 2019. |
| 4.14#∞ | Indenture Supplement No. 1, among Sunnova RAYS I Issuer, LLC and Wilmington Trust, National Association, dated March 28, 2019. |
| 4.15#∞ | Indenture Supplement No. 2, among Sunnova RAYS I Issuer, LLC and Wilmington Trust, National Association, dated June 7, 2019. |
| 4.16#∞ | Indenture, among Sunnova Helios III Issuer, LLC and Wells Fargo Bank, National Association, dated June 27, 2019. |

| Exhibit Number | Description |
|---|---|
| 5.1▲ | Form of Opinion of Baker Botts L.L.P. as to the legality of the securities being registered. |
| 10.1∞▲ | Note Purchase Agreement, among Sunnova RAYS I Issuer, LLC, Sunnova RAYS I Depositor, LLC, Sunnova RAYS I Management, LLC, and the Purchasers named therein, dated March 28, 2019. |
| 10.2∞ | Note Purchase Agreement Supplement No. 1, among Sunnova RAYS I Issuer, LLC, Sunnova RAYS I Depositor, LLC, Sunnova RAYS I Management LLC, and the Purchasers named therein, dated March 28, 2019. |
| 10.3#∞ | Note Purchase Agreement Supplement No. 2 and Amendment among Sunnova RAYS I Issuer, LLC, Sunnova RAYS I Depositor, LLC, Sunnova RAYS I Management LLC, and the Purchasers named therein, dated June 7, 2019. |
| 10.4∞▲ | Amended and Restated Credit Agreement, among Sunnova Asset Portfolio 4, LLC, Texas Capital Bank, Viewpoint Bank, National Association, and the Lenders from time to time party thereto, dated June 28, 2019. |
| 10.5#∞▲ | Amended and Restated Credit Agreement, among Sunnova LAP Holdings, LLC, Sunnova LAP I, LLC, Sunnova LAP II, LLC, Sunnova SSA Management, LLC, Sunnova Asset Portfolio 7 Holdings, LLC, Credit Suisse AG, New York Branch, Wells Fargo Bank, National Association, U.S. Bank National Association, the Funding Agents from time to time party thereto, and the Lenders from time to time a party thereto, dated November 8, 2018. |
| 10.6▲ | Amended and Restated Limited Performance Guaranty, among Sunnova Energy Corporation, Sunnova LAP Holdings, LLC, Sunnova LAP I, LLC, Sunnova LAP II, LLC, and Credit Suisse AG, New York Branch, dated June 27, 2019. |
| 10.7#∞▲ | Amended and Restated Credit Agreement, among Sunnova EZ-Own Portfolio, LLC, Sunnova SLA Management, LLC, Sunnova Asset Portfolio 7 Holdings, LLC, Credit Suisse AS, New York Branch, Wells Fargo Bank, National Association, U.S. Bank National Association, the Funding Agents from time to time party thereto, and the Lenders from time to time party thereto, dated March 27, 2019. |
| 10.8▲ | Third Amended and Restated Limited Performance Guaranty among Sunnova Energy Corporation, Sunnova EZ-Own Portfolio, LLC, and Credit Suisse AG, New York Branch, dated June 27, 2019. |
| 10.9#∞▲ | Amended and Restated Credit Agreement, among Sunnova TEP II Holdings, LLC, Sunnova TE Management II, LLC, Credit Suisse AG, New York Branch, the Funding Agents from time to time party thereto, and the Lenders from time to time party thereto, dated March 29, 2019. |
| 10.10▲ | Amended and Restated Parent Guaranty among Sunnova Energy Corporation, Sunnova TEP II Holdings, LLC, and Credit Suisse AG, New York Branch, dated June 27, 2019. |
| 10.11#∞▲ | Subordinated Convertible Promissory Note by Sunnova Energy Corporation, dated March 12, 2018. |
| 10.12∞ | Subordinated Convertible Promissory Note by Sunnova Energy Corporation, dated June 28, 2019. |
| 10.13#▲ | Office Building Lease Agreement, between Sunnova Energy Corporation and 20 Greenway Plaza LLC, dated August 29, 2014, for 42,238 square feet of office space known as Suites 350, 475, and 750 of the building located at 20 East Greenway Plaza, Houston, Texas 77046. |
| 10.14#▲ | Amendment No. 1 to Office Building Lease Agreement, between Sunnova Energy Corporation and 20 Greenway Plaza LLC, dated as dated May 18, 2015. |
| 10.15#▲ | Amendment No. 2 to Office Building Lease Agreement, between Sunnova Energy Corporation and 20 Greenway Plaza LLC, dated June 1, 2015. |
| 10.16#▲ | Amendment No. 3 to Office Building Lease Agreement, between Sunnova Energy Corporation and 20 Greenway Plaza LLC, dated November 15, 2018. |

| Exhibit Number | Description |
|---|---|
| 10.17# | Amendment No. 4 to Office Building Lease Agreement, between Sunnova Energy Corporation and 20 Greenway Plaza LLC, dated May 7, 2019. |
| 10.18#+ | 2013 Stock Option Plan, dated December 20, 2013. |
| 10.19#+ | Amendment No. 1 to 2013 Stock Option Plan, dated March 16, 2016. |
| 10.20#+ | Stock Option Plan, dated March 16, 2016 and option agreements issued thereunder. |
| 10.21#+ | First Amendment to Stock Option Plan, dated March 15, 2016 and option agreements issued thereunder. |
| 10.22#+ | 2019 Long-Term Incentive Plan by and between Sunnova Energy International Inc. and certain of its employees and directors. |
| 10.23#+ | Form of Restricted Stock Unit Award Letter. |
| 10.24#+ | Form of Option Award Letter. |
| 10.25#+ | Form of Restricted Stock Unit Award Letter for Non-Employee Director. |
| 10.26#+ | Form of Executive Severance Agreement. |
| 10.27 | Form of Indemnification Agreement. |
| 21.1# | List of subsidiaries of the Registrant. |
| 23.1 | Consent of Baker Botts L.L.P. (included in Exhibit 5.1). |
| 23.2# | Consent of PricewaterhouseCoopers LLP. |
| 23.3# | Consent of PricewaterhouseCoopers LLP. |
| 24.1# | Powers of Attorney (see the signature page to this Registration Statement on Form S-1). |

\*    To be filed by amendment.
+    Indicates management contract or compensatory plan.
∞    Portions of this exhibit have been omitted.
\#    Previously filed.

*(b) Financial Statement Schedules.*

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

**ITEM 17. UNDERTAKINGS.**

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the _____ day of July, 2019.

SUNNOVA ENERGY INTERNATIONAL INC.

By: /s/ William J. Berger

William J. Berger
Chairman of the Board, President and Chief
Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ William J. Berger<br>William J. Berger | Chairman of the Board, President and Chief Executive Officer (*Principal Executive Officer*) | July____, 2019 |
| /s/ Robert L. Lane<br>Robert L. Lane | Executive Vice President and Chief Financial Officer (*Principal Financial and Accounting Officer*) | July____, 2019 |
| *<br>Rahman D'Argenio | Director | July____, 2019 |
| *<br>Matthew DeNichilo | Director | July____, 2019 |
| *<br>Doug Kimmelman | Director | July____, 2019 |
| *<br>Mark Longstreth | Director | July____, 2019 |
| *<br>Michael C. Morgan | Director | July____, 2019 |
| *<br>C. Park Shaper | Director | July____, 2019 |
| *<br>Scott D. Steimer | Director | July____, 2019 |
| /s/ William J. Berger<br>William J. Berger | As Attorney-in-fact | July____, 2019 |

\*    William J. Berger hereby signs this Amendment No. 1 to the Registration Statement on behalf of the indicated person for whom he is attorney-in-fact pursuant to powers of attorney previously included with the Registration Statement on Form S-1 of Sunnova International Inc. filed on June 27, 2019 with the Securities and Exchange Commission.